UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes  ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	September 26, 2019	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

CHINA EASTERN INTERM REPORT 2019 Stock Code : A Share : 600115 H Share : 00670 ADR : CEA A joint stock limited company incorporated in the People’s Republic of China with limited liability

Contents                2 Definitions 5 Company Business Introduction 6 Company Profile 8 Interim Financial Information • Notes to Interim Condensed Consolidated Financial Information 51 Summary of Operating Data 54 Fleet Structure 55 Management Discussion and Analysis

Definitions

In this report, unless the context otherwise requires, the following expressions have the following meanings:

AFK	means Air France-KLM. Please refer to its official website https://www.airfranceklm.com/ for more details about AFK
ARC	means the International Annual Report Competition (ARC) Awards hosted by MerComm, Inc. The award is honoured as the "Oscar for Annual Report". It aims to recognise top-level works of global companies and organisations, and is an industry-acclaimed international award, reference: https://www.lacp.com/competition.htm
Articles	means the articles of association of the Company
Audit and Risk Management Committee	means the audit and risk management committee of the Company
Available freight tonne-kilometres (AFTK)	means the sum of the maximum tonnes of capacity available for the carriage of cargo and mail multiplied by the distance flown for every route
Available seat-kilometres (ASK)	means the sum of the maximum number of seats made available for sale multiplied by the distance flown for every route
Available tonne-kilometres (ATK)	means the sum of capacity available for the carriage multiplied by the distance flown for every route
Board	means the board of directors of the Company
Business Airlines	means 東方公務航空服務有限公司 (Eastern Business Airlines Service Co., Ltd.*), a wholly-owned subsidiary of the Company
CAAC	means the Civil Aviation Administration of China. Please refer to its official website http://www.caac.gov.cn/ for more details about the CAAC
CEA Holding	means 中國東方航空集團有限公司 (China Eastern Air Holding Company Limited*), the controlling shareholder and a connected person of the Company
CES Finance	means 東航金控有限責任公司 (CES Finance Holding Co., Limited), a wholly-owned subsidiary of CEA Holding and a shareholder and connected person of the Company
CES Global	means 東航國際控股（香港）有限公司 (CES Global Holdings (Hong Kong) Limited), a wholly-owned subsidiary of CES Finance and a shareholder and connected person of the Company
China Eastern Airlines, CEA, or the Company	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited)
China United Airlines	means 中國聯合航空有限公司 (China United Airlines Co., Limited), a wholly-owned subsidiary of the Company
Code	means the Corporate Governance Code set out in Appendix 14 to the Listing Rules
CSRC	means the China Securities Regulatory Commission. Please refer to its official website http://www.csrc.gov.cn/ for more details about the CSRC
Delta	means Delta Air Lines Inc (IATA Code: DL), a shareholder of the Company. Please refer to its official website https://www.delta.com/ for more details about Delta
Directors	means the directors of the Company
Eastern Air Finance	means 東航集團財務有限責任公司 (Eastern Air Group Finance Co., Ltd.), a controlled subsidiary of CEA Holding and a connected person of the Company
Eastern Air Jiangsu	means 中國東方航空江蘇有限公司 (China Eastern Airlines Jiangsu Co., Limited*), a controlled subsidiary of the Company

2 China Eastern Airlines Corporation Limited | 2019 Interim Report

Definitions Eastern Air Overseas means 東航海外（香港）有限公司 (Eastern Air Overseas (Hong Kong) Corporation Limited), a wholly-owned subsidiary of the Company Eastern Air Wuhan means 中國東方航空武漢有限責任公司 (China Eastern Airlines Wuhan Limited*), a controlled subsidiary of the Company Eastern Air Yunnan means 東方航空雲南有限公司 (China Eastern Airlines Yunnan Co., Limited*), a controlled subsidiary of the Company Eastern Airlines Industry means 東方航空產業投資有限公司 (Eastern Airlines Industry Investment Company Limited*), a Investment wholly-owned subsidiary of CEA Holding and a connected person of the Company Eastern Logistics means 東方航空物流股份有限公司 (Eastern Airline Logistics Co., Limited*), a controlled subsidiary of Eastern Airlines Industry Investment and a connected person of the Company Eastern Technology                means 東方航空技術有限公司 (China Eastern Airlines Technology Co., Limited), a wholly-owned subsidiary of the Company Freight load factor means the ratio of freight traffic volume to AFTK Freight tonne-kilometres yield means the ratio of the sum of freight transportation and related revenue to freight traffic volume Group means the Company and its subsidiaries HKSCC means Hong Kong Securities Clearing Company Ltd., which operates the Central Clearing and Settlement System (CCASS) of Hong Kong. HKSCC is a wholly-owned subsidiary of The Stock Exchange of Hong Kong Limited, where the shares of H shares investors are deposited in HKSCC Hong Kong Stock Exchange means The Stock Exchange of Hong Kong Limited IATA means the International Air Transport Association, a major international organization formed by airlines of different countries worldwide, which coordinates and communicates government policies through aviation transportation enterprises and deals with actual operations issues. Please refer to its official website http://www.iata.org/for more details IFRS means the International Financial Reporting Standards Japan Airlines means Japan Airlines Co., Ltd (IATA Code: JL). Please refer to its official website http://www.jal.com/ for more details about Japan Airlines Juneyao Airlines                 means Juneyao Airlines Co., Ltd (上海吉祥航空股份有限公司). Please refer to its official website http://www.juneyaoair.com/ for more details about Juneyao Airlines Juneyao Group                 means Shanghai Juneyao (Group) Co., Ltd. (上海均瑤（集團）有限公司), the controlling shareholder of Juneyao Airlines LACP means League of American Communications Professionals LLC. The Vision Awards annual report competition founded and hosted by LACP is an industry-acclaimed and one of the most celebrated annual report award in the world, reference: https://www.mercommawards.com/arc/awardWinners.htm Listing Rules means the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange Model Code means the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules OD means Original and Destination, i.e. the whole route OTA means online travel agency Overall load factor means the ratio of total traffic volume to ATK Passenger load factor means the ratio of passenger traffic volume to ASK Passenger-kilometres yield means the ratio of the sum of passenger traffic and related revenue to passenger traffic volume 3

Definitions PRC means the People’s Republic of China Qantas means Qantas Airways Ltd (IATA Code: QF). Please refer to its official website https://www.qantas.com/ for more details about Qantas Reporting Period means 1 January 2019 to 30 June 2019 Revenue freight tonne-kilometres means the freight traffic volume, the sum of cargo and mail load in tonnes multiplied by the (RFTK) distance flown for every route Revenue passenger-kilometres means the passenger traffic volume, the sum of the number of passengers carried multiplied by the (RPK) distance flown for every route Revenue tonne-kilometres (RTK)    means the total traffic volume, the sum of load (passenger and cargo) in tonnes multiplied by the distance flown for every route Revenue tonne-kilometres yield    means the ratio of the sum of transportation and related revenue to total traffic volume Shanghai Airlines                means 上海航空有限公司 (Shanghai Airlines Co., Limited*), a wholly-owned subsidiary of the Company Shanghai Airlines Tours                means 上海航空國際旅遊（集團）有限公司 (Shanghai Airlines Tours, International (Group) Co., Limited*), previously a wholly-owned subsidiary of the Company. From June 2019, the Company’s shareholding in Shanghai Airlines Tours was adjusted to 35%, and thus Shanghai Airlines Tours was no longer included in the consolidated statements of the Company Shanghai Flight Training                means 上海東方飛行培訓有限公司 (Shanghai Eastern Flight Training Co., Limited), a wholly-owned subsidiary of the Company SkyTeam Airline Alliance                means the SkyTeam Alliance, one of the three major airline alliances in the world. Please refer to its official website http://www.skyteam.com/ for more details about the SkyTeam Alliance SPD Bank                means Shanghai Pudong Development Bank Supervisors                means the supervisors of the Company TMC                means travel management companies Travel Sky                means 中國民航信息網絡股份有限公司 (Travel Sky Technology Limited) Weight of freight carried                means the actual weight of freight carried The Board hereby presents the unaudited consolidated interim financial information of the Group for the six months ended 30 June 2019 prepared in accordance with IFRS (which were reviewed and approved by the Board and the Audit and Risk Management Committee on 30 August 2019), with comparative figures for the corresponding period in 2018. The interim financial information of the Group for the six months ended 30 June 2019 is not necessarily indicative of annual or future results of the Group. Investors should not place undue reliance on the unaudited consolidated interim financial information of the Group for the six months ended 30 June 2019. 4 China Eastern Airlines Corporation Limited 2019 Interim Report

Company Business Introduction The scope of principal business of the Company includes: domestic and approved international and regional business for air transportation of passengers, cargo, mail, luggage and extended services; general aviation business; maintenance of aviation equipment and machinery; manufacture and maintenance of aviation equipment; agency business for domestic and overseas airlines and other business related to air transportation; insurance by-business agency services; e-commerce; in-flight supermarket; wholesale and retail of goods. The Company adheres to its principle of deepening its comprehensive reforms, led by internationalization and the development of Internet, centered on reformation development, brand construction and ability enhancement, striving to realize the development objective of “Establishing a World-class and Happy CEA”, accelerated to change from a traditional air carrier to a modern aviation integrated services provider. The Company built up a streamlined while efficient modernized fleet, operating 719 passenger aircraft, including 15 business aircraft self-owned and held under trust, with an average fleet age of 6.1 years. Based on Shanghai and Beijing core hub and Kunming and Xi’an hub, we expanded our flight network to 175 countries and regions and 1,150 destinations with the help of the cooperation platform of SkyTeam Airline Alliance, thereby providing quality and convenient air transport and extended services to worldwide travelers and customers. 5

Company Profile

Company Information

Chinese name of the Company	中國東方航空股份有限公司
English name of the Company	China Eastern Airlines Corporation Limited
Abbreviated English name of the Company	CEA
Legal representative of the Company	Liu Shaoyong

Basic Profile

Registered address of the Company	66 Airport Street, Pudong New District, Pudong International Airport, Shanghai
Postal code of the Company's registered address	201202
Place of business of the Company	36 Hongxiang 3rd Road, Minhang District, Shanghai
Postal code of the Company's place of business	201100
The Company's website	www.ceair.com
Mobile application (APP)	東方航空
Mobile website	m.ceair.com
Email address	ir@ceair.com
Service hotline	+86 95530
Sina Weibo	http://weibo.com/ceair
Weixin public subscription ID	東方航空訂閱號
Weixin ID	donghang_gw
Weixin QR code	

Shares of the Company

A shares Place of listing: The Shanghai Stock Exchange	Abbreviation: CEA	Code: 600115
H shares Place of listing: The Hong Kong Stock Exchange	Abbreviation: China East Air	Code: 00670
ADR Place of listing: NYSE	Abbreviation: China Eastern	Code: CEA

Contact Person and Contact Method

	Board Secretary, Company Secretary and Authorized Representative	**Securities Affairs Representative**
Contact person	Wang Jian	Yang Hui
Contact address	36 Hongxiang 3rd Road, Minhang District, Shanghai	36 Hongxiang 3rd Road, Minhang District, Shanghai
Telephone number	021-22330929	021-22330920
Fax number	021-62686116	021-62686116
Email address	ir@ceair.com	ir@ceair.com

6 China Eastern Airlines Corporation Limited | 2019 Interim Report

Company Profile

DIRECTORS

Liu Shaoyong (Chairman)
Li Yangmin (Vice Chairman, President)
Tang Bing (Director)
Lin Wanli (Independent non-executive Director)
Li Ruoshan (Independent non-executive Director)
Ma Weihua (Independent non-executive Director)
Shao Ruiqing (Independent non-executive Director)
Cai Hongping (Independent non-executive Director)
Yuan Jun (Employee Representative Director)

SUPERVISORS

Xi Sheng (Chairman of the Supervisory Committee)
Gao Feng (Supervisor)
Li Jinde (Supervisor)

SENIOR MANAGEMENT

Tian Liuwen (Vice President)
Wu Yongliang (Vice President, Chief Financial Officer)
Feng Liang (Vice President)
Feng Dehua (Vice President)
Jiang Jiang (Vice President)
Wang Jian (Board Secretary, Joint Company Secretary)

COMPANY SECRETARY

Wang Jian

AUTHORIZED REPRESENTATIVES

Liu Shaoyong
Wang Jian

LEGAL ADVISERS

Hong Kong: Baker & McKenzie
USA: Baker & McKenzie
China: Beijing Commerce & Finance Law Office

PRINCIPAL BANKS

Industrial and Commercial Bank of China, Shanghai Branch
China Construction Bank, Shanghai Branch
The Bank of China, Shanghai Branch
Agricultural Bank of China, Shanghai Branch

SHARE REGISTRAR

Hong Kong Registrars Limited
Rooms 1712–1716, 17th Floor, Hopewell Centre,
183 Queen's Road East, Wan Chai, Hong Kong

The Bank of New York Mellon
240 Greenwich Street
New York, NY 10286 USA

China Securities Depository and Clearing Corporation Limited,
Shanghai Branch
3/F, 166 East Lu Jiazui Road, Pudong New District, Shanghai

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

19/F, United Centre, 95 Queensway, Hong Kong

7

Interim Financial Information

Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the six months ended 30 June 2019

	Notes	For the six months ended 30 June 2019 RMB million (Unaudited)	2018 RMB million (Unaudited)
Revenue	5	58,859	54,500
Other operating income and gains	6	3,407	3,390
Operating expenses			
Aircraft fuel		(16,625)	(15,252)
Take-off and landing charges		(7,840)	(7,097)
Depreciation and amortisation		(10,818)	(7,534)
Wages, salaries and benefits		(11,171)	(9,831)
Aircraft maintenance		(1,891)	(1,649)
Impairment charges		—	(4)
Impairment losses on financial assets		(3)	(2)
Food and beverages		(1,822)	(1,665)
Low value and short-term lease rentals		(265)	—
Aircraft operating lease rentals		—	(2,016)
Other operating lease rentals		—	(473)
Selling and marketing expenses		(2,040)	(1,813)
Civil aviation development fund		(1,205)	(1,093)
Ground services and other expenses		(1,343)	(1,651)
Fair value changes of financial asset at fair value through profit or loss		18	(30)
Indirect operating expenses		(2,105)	(2,334)
Total operating expenses		(57,110)	(52,444)
Operating profit		5,156	5,446
Share of results of associates		167	57
Share of results of joint ventures		25	28
Finance income		45	52
Finance costs	7	(2,685)	(2,416)
Profit before income tax		2,708	3,167
Income tax expense	8	(576)	(665)
Profit for the period		2,132	2,502
Other comprehensive income			
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:			
Cash flow hedges, net of tax		(61)	110
Net other comprehensive income that may be reclassified to profit or loss in subsequent periods		(61)	110
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:			
Fair value changes of equity instruments designated at fair value through other comprehensive income, net of tax		10	(7)
Share of other comprehensive income of an associate, net of tax		3	(16)
Actuarial (losses)/gains on the post-retirement benefit obligations, net of tax		13	(126)
Net other comprehensive income that will not be reclassified to profit or loss in subsequent periods		26	(149)
Other comprehensive income, net of tax		(35)	(39)
Total comprehensive income for the period		2,097	2,463

8 China Eastern Airlines Corporation Limited 2019 Interim Report

Interim Financial Information Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income For the six months ended 30 June 2019 For the six months ended 30 June 2019 2018 Note RMB million RMB million (Unaudited) (Unaudited) Profit attributable to:    Equity holders of the Company 1,941 2,279 Non-controlling interests 191 223 Profit for the period 2,132 2,502 Total comprehensive income attributable to:    Equity holders of the Company 1,912 2,240 Non-controlling interests 185 223 Total comprehensive income for the period 2,097 2,463 Earnings per share attributable to the equity holders of the Company during the period    — Basic and diluted (RMB) 11 0.13 0.16

Interim Financial Information Interim Condensed Consolidated Statement of Financial Position 30 June 2019    30 June 31 December 2019 2018 Notes RMB million RMB million (Unaudited) (Audited) Non-current assets    Property, plant and equipment 13 91,929 180,104 Investment properties Right-of- 669 724 use assets Prepayments for 133,840 — land use rights — 1,387 Intangible assets 14 11,626 11,609 Advanced payments on acquisition of aircraft 15 18,228 21,942 Investments in associates 1,942 1,696 Investments in joint ventures 693 577 Equity instruments designated at fair value through other comprehensive income 1,259 1,247 Derivative financial instruments 49 222 Other non-current assets 3,082 3,370 Deferred tax assets 705 207 264,022 223,085 Current assets    Flight equipment spare parts 2,160 1,950 Trade and notes receivables 16 2,197 1,436 Financial asset at fair value through profit or loss 114 96 Prepayments and other receivables 12,615 11,776 Derivative financial instruments 81 1 Restricted bank deposits and short-term bank deposits 8 16 Cash and cash equivalents 951 646 Assets held for sale 11 11 18,137 15,932 Current liabilities    Trade and bills payables 17 2,860 4,040 Contract liabilities 8,422 8,811 Other payables and accruals 22,633 21,143 Current portion of lease liabilities 18 14,581 — Current portion of obligations under finance leases — 9,364 Current portion of borrowings 19 32,755 29,259 Income tax payable 145 273 Current portion of provision for return condition checks for aircraft under leases 212 145 Derivative financial instruments 16 29 81,624 73,064 1 China Eastern Airlines Corporation Limited 2019 Interim Report

Net current liabilities (63,487) (57,132) Total assets less current liabilities 200,535 165,953 1 China Eastern Airlines Corporation Limited 2019 Interim Report

Interim Financial Information Interim Condensed Consolidated Statement of Financial Position 30 June 2019 30 June 31 December 2019 2018 Notes RMB million RMB million (Unaudited) (Audited) Non-current liabilities    Lease liabilities 18 98,345 — Obligations under finance leases — 68,063 Borrowings 19 24,801 25,867 Provision for return condition checks for aircraft under leases 9,096 2,761 Contract liabilities 1,584 1,585 Derivative financial instruments 3 — Post-retirement benefit obligations 2,478 2,544 Other long-term liabilities 2,439 3,448 Deferred tax liabilities — 84 138,746 104,352 Net assets 61,789 61,601 Equity    Equity attributable to the equity holders of the Company    — Share capital 20 14,467 14,467 — Reserves 43,788 43,541 58,255 58,008 Non-controlling interests 3,534 3,593 Total equity 61,789 61,601 11

Interim Financial Information
Interim Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2019

	Attributable to equity holders of the Company					
	Share capital RMB million	Other reserves RMB million	Retained profits RMB million	Subtotal RMB million	Non-controlling interests RMB million	Total equity RMB million
At 31 December 2018 (audited)	14,467	27,045	16,496	58,008	3,593	61,601
Effect of adoption of IFRS 16	—	—	(1,665)	(1,665)	(170)	(1,835)
At 1 January 2019 (restated) (unaudited)	14,467	27,045	14,831	56,343	3,423	59,766
Profit for the period	—	—	1,941	1,941	191	2,132
Other comprehensive income	—	(29)	—	(29)	(6)	(35)
Total comprehensive income for the period	—	(29)	1,941	1,912	185	2,097
Dividends paid to non-controlling interests	—	—	—	—	(74)	(74)
At 30 June 2019 (unaudited)	14,467	27,016*	16,772*	58,255	3,534	61,789
At 1 January 2018 (audited)	14,467	27,355	14,566	56,388	3,421	59,809
Profit for the period	—	—	2,279	2,279	223	2,502
Other comprehensive income	—	(39)	—	(39)	—	(39)
Total comprehensive income for the period	—	(39)	2,279	2,240	223	2,463
Final 2017 dividend declared	—	—	(738)	(738)	—	(738)
At 30 June 2018 (unaudited)	14,467	27,316	16,107	57,890	3,644	61,534

* These reserve accounts comprise the unaudited consolidated reserve of RMB43,788 million in the unaudited interim condensed consolidated statement of financial position (31 December 2018: RMB43,541 million).

12 China Eastern Airlines Corporation Limited 2019 Interim Report

Interim Financial Information Interim Condensed Consolidated Statement of Cash Flows For the six months ended 30 June 2019 For the six months ended 30 June 2019 2018 RMB million RMB million (Unaudited) (Unaudited) Cash flows from operating activities    Profit before tax 2,708 3,167 Adjustments to reconcile profit before tax to net cash flows:    Depreciation of property, plant and equipment 4,194 7,207 Depreciation of right-of-use assets 6,270 — 13 6 Depreciation of investment properties Amortisation of intangible assets 63 81 — 24 Amortisation of lease prepayments Amortisation of other long-term assets 278 216 Impairment loss on financial assets, net 3 2 6 10 Loss on disposal of property, plant and equipment (18) 30 Fair value adjustment of financial asset at fair value through profit or loss Fair value adjustment of derivative financial instrument — (273) Share of results of associates and joint ventures (192) (85) Gain on disposal of investment in a subsidiary (64) — Dividend income from financial asset at fair value through profit or loss (3) (5) Dividend income from equity instrument designated at fair value through other comprehensive income (3) — Net foreign exchange losses 271 768    — (52) Interest income Interest expense 2,489 1,870 Provisions for flight equipment spare parts — 4 Increase in flight equipment spare parts (210) (29) Decrease/(increase) in trade and other receivables and prepayments 408 (3,752) Decrease/(increase) in trade and other payables (2,516) 3,277 Cash generated from operations 13,697 12,466 Income tax paid (946) (1,829) Net cash flows from operating activities 12,751 10,637 13

Interim Financial Information Interim Condensed Consolidated Statement of Cash Flows For the six months ended 30 June 2019 For the six months ended 30 June 2019 2018 RMB million RMB million (Unaudited) (Unaudited) Cash flows from investing activities    Additions of property, plant and equipment (2,611) (4,326) Additions of right-of-use assets (2,406) — Additions to intangible assets (83) (86) Advanced payments on acquisition of aircraft (4,099) (6,780) Investment in joint ventures (102) — Investment in an associate — (16) Disposal of a subsidiary (90) (11) Proceeds from disposal of property, plant and equipment 53 579 Proceeds from novation of purchase rights 1,836 644 Proceeds from disposal of intangible assets 2 — Interest received — 52 Dividends received 92 57 Settlement relating to derivative financial instruments (42) — Proceeds from repayment of loan to a joint venture 2 — Loan to a joint venture — (22) Net cash flows used in investing activities (7,448) (9,909) Cash flows from financing activities    Proceeds from draw-down of short-term bank loans 1,892 12,537 Proceeds from draw-down of long-term bank loans 300 — Proceeds from issuance of short-term debentures 25,500 10,500 Proceeds from issuance of long-term debentures and bonds 3,000 2,971 Proceeds from draw-down of long-term bank loans and other financing activities 5,539 11,046 Repayments of short-term debentures (14,500) (14,000) Repayments of short-term bank loans (7,230) (17,886) Repayments of long-term bank loans (3,592) (530) Repayments of long-term debentures and bonds (3,000) — Repayments of principal of lease payments (10,070) — Repayments of principal of finance lease obligations — (4,282) Interest paid (2,825) (2,227) (Net) settlement relating to derivative financial instruments 32 (384) Dividends paid to non-controlling interests of subsidiaries (45) — Net cash flows used in financing activities (4,999) (2,255) Net increase/(decrease) in cash and cash equivalents 304 (1,527) Cash and cash equivalents at beginning of period 646 4,616 Effect of foreign exchange rate changes 1 50 Cash and cash equivalents at 30 June 951 3,139 14 China Eastern Airlines Corporation Limited 2019 Interim Report

Notes to Interim Condensed Consolidated Financial Information 30 June 2019 1. Corporate and Group Information China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares, was established in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services. In the opinion of the directors, the holding company and ultimate holding company of the Company is China Eastern Air Holding Company Limited (“CEA Holding”), a state-owned enterprise established in the PRC. The A shares, H shares and American Depositary Shares are listed on the Shanghai Stock Exchange, the Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively. The unaudited interim condensed consolidated financial statements were approved for issue by the Company’s Board on 30 August 2019. 2. Basis of Preparation The unaudited interim condensed consolidated financial information, comprising interim condensed consolidated statement of financial position as at 30 June 2019, interim condensed consolidated statement of profit or loss and other comprehensive income, interim condensed consolidated statement of changes in equity and interim condensed consolidated statement of cash flows for six months ended 30 June 2019 (collectively referred to as the ”interim financial information”), has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. The interim condensed consolidated financial information does not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements for the year ended 31 December 2018. As at 30 June 2019, the Group’s current liabilities exceeded its current assets by approximately RMB63.49 billion. In preparing the interim financial information, the Board conducts adequate and detailed review over the Group’s going concern ability based on the current financial situation. The Board has taken actions to deal with the situation that current liabilities exceeded its current assets, and the Board is confident that the Group has obtained adequate credit facility from the banks to support the floating capital. As at 30 June 2019, the Group had total unutilised credit facilities of approximately RMB47.40 billion from banks. Based on the bank facility obtained by the Group, the past record of the financing and the good working relationship with major banks and financial institutions, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare the financial information on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern. 15

Notes to Interim Condensed Consolidated Financial Information 30 June 2019 3. Changes in Accounting Policies and Disclosures The accounting policies adopted in the preparation of the interim condensed consolidated financial information are consistent with those applied in the preparation of the Group’s annual consolidated financial information for the year ended 31 December 2018, except for the adoption of the new and revised International Financial Reporting Standards (“IFRSs”) effective as of 1 January 2019. Amendments to IFRS 9 Prepayment Features with Negative Compensation IFRS 16 Leases Amendments to IAS 19 Plan Amendment, Curtailment or Settlement Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures IFRIC-Int 23 Uncertainty over Income Tax Treatments Annual Improvements 2015-2017 Cycle Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23 Other than as explained below regarding the impact of IFRS 16 Leases, the new and revised standards are not relevant to the preparation of the Group’s interim condensed consolidated financial information. The nature and impact of the new and revised IFRS are described below: IFRS 16 replaces IAS 17 Leases, IFRIC-Int 4 Determining whether an Arrangement contains a Lease, SIC-Int 15 Operating Leases — Incentives and SIC-Int 27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model. Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 did not have any financial impact on leases where the Group is the lessor. The Group adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of 1 January 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initial adoption as an adjustment to the opening balance of retained earnings at 1 January 2019, and the comparative information for 2018 was not restated and continues to be reported under IAS 17. New definition of a lease Under IFRS 16, a contract is, or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC-Int 4 at the date of initial application. Contracts that were not identified as leases under IAS 17 and IFRIC-Int 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after 1 January 2019. At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their standard-alone prices. A practical expedient is available to a lessee, which the Group has adopted, not to separate non-lease components and to account for the lease and the associated non-lease components (e.g., property management services for leases of properties) as a single lease component.

Notes to Interim Condensed Consolidated Financial Information 30 June 2019 3. Changes in Accounting Policies and Disclosures (continued) As a lessee — Leases previously classified as operating leases Nature of the effect of adoption of IFRS 16 The Group has lease contracts for various items of aircraft, engines, buildings and other equipment. As a lessee, the Group previously classified leases as either finance leases or operating leases based on the assessment of whether the lease transferred substantially all the rewards and risks of ownership of assets to the Group. Under IFRS 16, the Group applies a single approach to recognise and measure right-of-use assets and lease liabilities for all leases, except for two elective exemptions for leases of low value assets (elected on a lease by lease basis) and short-term leases (elected by class of underlying asset). The Group has elected not to recognise right-of-use assets and lease liabilities for (i) leases of low-value assets; and (ii) leases, that at the commencement date, have a lease term of 12 months or less. Instead, the Group recognises the lease payments associated with those leases as an expense on a straight-line basis over the lease term. Impacts on transition Lease liabilities at 1 January 2019 were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at 1 January 2019 and included in lease liabilities. For aircraft and engine lease, the right-of-use assets amounting to RMB31,510 million were recognised based on the carrying amount as if the standard had always been applied, except for the incremental borrowing rate where the Group applied the incremental borrowing rate at 1 January 2019. For the other leases, the right-of-use assets were measured at the amount of the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognised in the statement of financial position immediately before 1 January 2019. All these assets were assessed for any impairment based on IAS 36 on that date. The Group elected to present the right-of-use assets separately in the statement of financial position. This includes the lease assets recognised previously under finance leases of RMB94,416 million that were reclassified from property, plant and equipment. The Group has used the following elective practical expedients when applying IFRS 16 at 1 January 2019: • Applied the short-term lease exemptions to leases with a lease term that ends within 12 months from the date of initial application • Used hindsight in determining the lease term where the contract contains options to extend/terminate the lease • Applied a single discount rate to a portfolio of leases with reasonably similar characteristics • Excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application

3. Changes in Accounting Policies and Disclosures (continued) As a lessee – Leases previously classified as operating leases (continued) Impacts on transition (continued) The impacts arising from the adoption of IFRS 16 as at 1 January 2019 are as follows: Increase/(decrease) RMB million (Unaudited) Assets Increase in right-of-use assets 127,821 Decrease in property, plant and equipment (94,416) Decrease in prepayments for land use rights (1,387) Decrease in prepayments and other receivables (403) Increase in deferred tax assets 495 Increase in total assets 32,110 Liabilities Decrease in current portion of obligations under finance leases (9,364) Increase in current portion of lease liabilities 14,549 Decrease in obligations under finance leases (68,063) Increase in lease liabilities 94,333 Increase in provision for return condition checks for aircraft under leases 3,689 Decrease in other long-term liabilities (1,115) Decrease in deferred tax liabilities (84) Increase in total liabilities 33,945 Equity Decrease in retained earnings (1,665) Decrease in non-controlling interests (170) Decrease in total equity (1,835)

3. Changes in Accounting Policies and Disclosures (continued) As a lessee — Leases previously classified as operating leases (continued) Impacts on transition (continued) The lease liabilities as at 1 January 2019 reconciled to the operating lease commitments as at 31 December 2018 is as follows: RMB million (Unaudited) Operating lease commitments as at 31 December 2018 37,278 Weighted average incremental borrowing rate as at 1 January 2019 4.09% Discounted operating lease commitments as at 1 January 2019 31,662 Less: Commitments relating to short-term leases and those leases with a remaining lease term ending on or before 31 December 2019 206 Commitments relating to leases of low-value assets 1 Add: Commitments relating to leases previously classified as finance leases 77,427 Lease liabilities as at 1 January 2019 108,882 Summary of new accounting policies The accounting policy for leases as disclosed in the annual financial statements for the year ended 31 December 2018 is replaced with the following new accounting policies upon adoption of IFRS 16 from 1 January 2019: Right-of-use assets Right-of-use assets are recognised at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right- of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, lease payments made at or before the commencement date, and an estimate of costs to be incurred in restoring the underlying asset to the condition required by the terms and conditions of the lease less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognised right-of-use assets are depreciated on a straight- line basis over the shorter of the estimated useful life and the lease term. When a right-of-use asset meets the definition of investment property, it is included in investment properties. The corresponding right-of-use asset is initially measured at cost, and subsequently measured at historical cost less accumulated depreciation and provision for any impairment in value, in accordance with the Group’s policy for ‘investment properties’. Lease liabilities Lease liabilities are recognised at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognised as an expense in the period in which the event or condition that triggers the payment occurs.

3. Changes in Accounting Policies and Disclosures (continued) Summary of new accounting policies (continued) Lease liabilities (continued) In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in future lease payments arising from change in an index or rate, a change in the lease term, a change in the in-substance fixed lease payments or a change in assessment to purchase the underlying asset. Amounts recognised in the interim condensed consolidated statement of financial position and profit or loss The carrying amounts of the Group’s right-of-use assets and lease liabilities, and the movement during the period are as follow: Right-of-use assets Aircraft Lease and engines Others Sub-total Liabilities RMB million RMB million RMB million RMB million (Unaudited) (Unaudited) (Unaudited) (Unaudited) As at 1 January 2019 125,926 1,895 127,821 108,882 Additions 17,781 61 17,842 13,993 Depreciation charge (6,141) (129) (6,270) — Transfer to property, plant and equipment                (5,531)                —                 (5,531)                — Disposal                (12)                —                 (12)                — Interest Expense                —                —                 —                1,923 Payments — — — (11,993) Effect of foreign exchange rate changes, net — — — 131 Disposal of a subsidiary — (10) (10) (10) As at 30 June 2019 132,023 1,817 133,840 112,926 The Group recognised rental expenses from short-term leases of RMB262 million and leases of low-value assets of RMB3 million and rental income from subleasing right-of-use assets of RMB44 million for the six months ended 30 June 2019.

4. Operating Segment Information (a) CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources. The Group has one reportable operating segment, reported as “airline transportation operations”, which comprises the provision of passenger, cargo, mail delivery, ground service and cargo handling services. Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the “other segments” column. Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties. In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRS in certain aspects. The amount of each material reconciling items from the Group’s reportable segment revenues and profit before income tax, arising from different accounting policies are set out in Note 4(c) below. Six months ended 30 June 2019 Airline transportation Other operations segments Eliminations Unallocated* Total RMB million RMB million RMB million RMB million RMB million (Unaudited) (Unaudited) (Unaudited) (Unaudited) (Unaudited) Reportable segment revenue from external customers 57,639 1,145 — — 58,784 Inter-segment sales — 581 (581) — — Reportable segment revenue 57,639 1,726 (581) — 58,784 Reportable segment profit before income tax 2,176 272 — 262 2,710 Other segment information Depreciation and amortisation 10,684 132 — — 10,816 Impairment charges/Impairment losses on financial assets 3 — — — 3 Interest income 50 162 (167) — 45 Interest expenses 2,533 123 (167) — 2,489 Capital expenditure 19,159 194 — — 19,353

4. Operating Segment Information (continued)

(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources. (continued)

Six months ended 30 June 2018

	Airline transportation operations RMB million (Unaudited)	Other segments RMB million (Unaudited)	Eliminations RMB million (Unaudited)	Unallocated* RMB million (Unaudited)	Total RMB million (Unaudited)
Reportable segment revenue from external customers	52,533	1,889	—	—	54,422
Inter-segment sales	—	379	(379)	—	—
Reportable segment revenue	52,533	2,268	(379)	—	54,422
Reportable segment profit before income tax	2,512	326	—	333	3,171
Other segment information					
Depreciation and amortisation	7,415	115	—	—	7,530
Impairment charges/Impairment losses on financial assets	5	1	—	—	6
Interest income	54	164	(166)	—	52
Interest expenses	1,880	156	(166)	—	1,870
Capital expenditure	13,088	598	—	—	13,686

	Airline transportation operations RMB million (Unaudited)	Other segments RMB million (Unaudited)	Eliminations RMB million (Unaudited)	Unallocated* RMB million (Unaudited)	Total RMB million (Unaudited)
At 30 June 2019					
Reportable segment assets	267,448	17,858	(9,540)	4,143	279,909
Reportable segment liabilities	214,714	15,175	(9,540)	18	220,367

	Airline transportation operations RMB million (Audited)	Other segments RMB million (Audited)	Eliminations RMB million (Audited)	Unallocated* RMB million (Audited)	Total RMB million (Audited)
At 31 December 2018					
Reportable segment assets	221,208	19,255	(7,543)	3,845	236,765
Reportable segment liabilities	168,095	16,748	(7,543)	113	177,413

* Unallocated assets primarily represent investments in associates and joint ventures, derivative financial instruments, financial asset at fair value through profit or loss and equity instruments designated at fair value through other comprehensive income. Unallocated results primarily represent the share of results of associates and joint ventures, fair value changes of derivative financial instruments and dividend income relating to equity instrument at fair value through profit or loss.

4. Operating Segment Information (continued) (b) The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis. The Group’s revenues by geographical area are analysed based on the following criteria: 1) Traffic revenue from services within the Mainland China (the PRC excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, collectively known as “Regional”) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations. 2)    Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed. For the six months ended 30 June 2019 2018 RMB million RMB million (Unaudited) (Unaudited) Domestic (the PRC, excluding Hong Kong, Macau and Taiwan) 39,028 36,459 International 17,667 16,111 Regional (Hong Kong, Macau and Taiwan) 2,164 1,930 58,859 54,500 3) The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic area and hence segment non-current assets and capital expenditure by geographic area are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered and located in the PRC.

4. Operating Segment Information (continued) (c) Reconciliation of reportable segment revenues, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements: For the six months ended 30 June 2019 2018 Note RMB million RMB million (Unaudited) (Unaudited) Revenue    Reportable segment revenue 58,784 54,422 — Reclassification of taxes relating to the expired tickets (i) 75 78 Consolidated revenue 58,859 54,500 For the six months ended 30 June 2019 2018 Note RMB million RMB million (Unaudited) (Unaudited) Profit before income tax Reportable segment profit 2,710 3,171 — Differences in depreciation charges for aircraft and engines due to different depreciation lives (ii) (2) (4) Consolidated profit before income tax 2,708 3,167 30 June 2019 31 December 2018 Notes RMB million RMB million (Unaudited) (Audited) Assets    Reportable segment assets 279,909 236,765 — Differences in depreciation charges for aircraft and engines due to different depreciation lives (ii) 8 10 — Difference in intangible asset arising from the acquisition of Shanghai Airlines (iii) 2,242 2,242 Consolidated assets 282,159 239,017

Notes to Interim Condensed Consolidated Financial Information 30 June 2019 4. Operating Segment Information (continued) (c) Reconciliation of reportable segment revenues, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements: (continued) 30 June 2019 31 December 2018 RMB million RMB million (Unaudited) (Audited) Liabilities    Reportable segment liabilities 220,367 177,413 — Others 3 3 Consolidated liabilities 220,370 177,416 Notes: (i)                The difference represents the different classification of tax relating to the expired tickets under the PRC Accounting Standards and IFRS. (ii) The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purposes in prior years under the PRC Accounting Standards and IFRS. Despite the depreciation policies of these assets which have been unified under IFRS and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which result in the differences in the carrying amounts and related depreciation charges under IFRS and the PRC Accounting Standards. (iii)    The difference represents the different measurement of the fair value of acquisition cost of the shares from Shanghai Airlines between the PRC Accounting standards and IFRS, which results in the different measurement of goodwill. (d) Seasonality of operations The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenues and results of the Group in the first half of the year are generally lower than those in the second half of the year. 5. Revenue An analysis of revenue is as follows: For the six months ended 30 June 2019 2018 RMB million RMB million (Unaudited) (Unaudited) Revenue from contracts with customers Traffic revenues 55,323 50,790 Tour operations income 897 1,182 Ground service income 518 625 Commission income 52 46 Ticket cancellation fee 1,082 991 Others 907 850 Revenue from other sources Gross rental income 80 16 58,859 54,500 25

Notes to Interim Condensed Consolidated Financial Information 30 June 2019 5. Revenue (continued) Disaggregated revenue information for revenue from contracts with customers For the six months ended 30 June 2019 Airline transportation Others operations operations Total Segments RMB million RMB million RMB million (Unaudited) (Unaudited) (Unaudited) Type of goods or services Traffic revenues — Passenger 53,581 — 53,581 — Cargo and mail 1,742 — 1,742 Tour operations income — 897 897 Ground service income 518 — 518 Commission income 52 — 52 Ticket cancellation fee 1,082 — 1,082 Others 659 248 907 Total revenue from contracts with customers 57,634 1,145 58,779 Geographical markets Domestic (the PRC, excluding Hong Kong, Macau and Taiwan) 37,803 1,145 38,948 International 17,667 — 17,667 Regional (Hong Kong, Macau and Taiwan) 2,164 — 2,164 Total revenue from contracts with customers 57,634 1,145 58,779 26 China Eastern Airlines Corporation Limited 2019 Interim Report

Notes to Interim Condensed Consolidated Financial Information 30 June 2019 5. Revenue (continued) Disaggregated revenue information for revenue from contracts with customers (continued) For the six months ended 30 June 2018 Airline transportation Others Segments operations operations Total RMB million RMB million RMB million (Unaudited) (Unaudited) (Unaudited) Type of goods or services Traffic revenues — Passenger 49,045 — 49,045 — Cargo and mail 1,745 — 1,745 Tour operations income — 1,182 1,182 Ground service income 625 — 625 Commission income 46 — 46 Ticket cancellation fee 991 — 991 Others 159 691 850 Total revenue from contracts with customers 52,611 1,873 54,484 Geographical markets Domestic (the PRC, excluding Hong Kong, Macau and Taiwan) 34,570 1,873 36,443 International 16,111 — 16,111 Regional (Hong Kong, Macau and Taiwan) 1,930 — 1,930 Total revenue from contracts with customers 52,611 1,873 54,484 27

6. Other operating income and gains For the six months ended 30 June 2019 2018 RMB million RMB million (Unaudited) (Unaudited) Co-operation routes income (note (a)) 2,302 2,164 Routes subsidy income (note (b)) 382 441 Other subsidy income (note (c)) 292 210 Gain on disposal of property, plant and equipment 3 5 Dividend income from financial asset at fair value through profit or loss 3 5 Dividend income from equity investments designated at fair value through other comprehensive income 3 — Compensation from ticket sales agents 127 154 Fair value changes of derivative financial instruments — 273 Gain on disposal of a subsidiary 64 — Others 231 138 3,407 3,390 Notes: (a) Co-operation routes income represents subsidies granted by various local authorities and other parties, with which the Group developed certain routes to support the development of local economy. The amounts granted are calculated based on the agreements entered into by all parties. (b)    Routes subsidy income represents subsidies granted by various authorities to support certain international and domestic routes operated by the Group. (c) Other subsidy income represents subsidies granted by various local authorities based on certain amounts of tax paid and other government grants. (d)    There are no unfulfilled conditions and other contingencies related to subsidies that were recognised for the six months ended 30 June 2019 and 2018.

7. Finance costs For the six months ended 30 June 2019 2018 RMB million RMB million (Unaudited) (Unaudited) Interest on bank borrowings 646 814 Interest relating to lease liabilities 1,923 1,176 Interest relating to post-retirement benefit obligations 60 48 Interest on bonds and debentures 241 230 Interest relating to interest rate swap contracts (35) 13 Less: amounts capitalised into advanced payments on acquisition of aircraft (Note (a)) (Note 15) (346) (411) 2,489 1,870 Foreign exchange losses, net (note (b)) 196 588 Less: amounts capitalised into advanced payments on acquisition of aircraft (Note 15) — (42) 2,685 2,416 Notes: (a) The weighted average interest rate used for interest capitalization is 3.52% per annum for the six months ended 30 June 2019 (for the six months ended 30 June 2018: 3.50%). (b) The exchange losses primarily related to the translation of the Group’s foreign currency denominated borrowings and lease liabilities for the six months ended 30 June 2019.

8. Income Tax

Income tax charged to profit or loss was as follows:

	For the six months ended 30 June	
	2019 RMB million (Unaudited)	2018 RMB million (Unaudited)
Current	562	750
Deferred	14	(85)
	576	665

Pursuant to the "Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy" (Cai Shui [2011] No.58), and other series of tax regulations, enterprises located in the western regions and engaged in the industrial activities as listed in the "Catalogue of Encouraged Industries in Western Regions", will be entitled to a reduced corporate income tax rate of 15% from 2011 to 2020 upon approval from the tax authorities. CEA Yunnan, a subsidiary of the Company, obtained approval from the tax authorities and has been entitled to a reduced corporate income tax rate of 15% from 1 January 2011. The Company's Sichuan branch, Gansu branch and Xibei branch also obtained approvals from the respective tax authorities and are entitled to a reduced corporate income tax rate of 15%. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2018:16.5%). Eastern E-commerce, a subsidiary of the Company, qualifying for High and New Technology Enterprise (HNTE) status pursuant to the "Administrative measures for the determination of high and new technology enterprises" (Guokehuofa [2016] No.32), has been entitled to a reduced corporate income tax rate of 15% from 1 January 2018 as approved by the tax authorities.

The Company and its subsidiaries, except for CEA Yunnan, Eastern E-commerce, Sichuan branch, Gansu branch, Xibei branch and those incorporated in Hong Kong, are generally subject to the PRC standard corporate income tax rate of 25% (2018: 25%).

9. Disposal of a Subsidiary

On 19 March 2019, the Company and Greenland Holdings Corporation Limited ("Greenland Holdings") entered into a capital injection and share expansion agreement. According to the agreement, Greenland Holdings agreed to inject capital into Shanghai Airlines Tours International (Group) Co., Ltd. ("Shanghai Airlines Tours"), previously a wholly-owned subsidiary of the Company, and subscribe its newly issued shares with monetary capital in an aggregate amount of RMB251 million. As of 17 May 2019, the capital injection and share expansion has been completed. After that, the Company's equity interest in Shanghai Airlines Tours was diluted to 35%, and Greenland Holdings held 65% of the equity interest in Shanghai Airlines Tours.

9. Disposal of a Subsidiary (Continued) The details of the assets and liabilities disposed of relating to the disposal of a subsidiary are summarised as follows: At date of disposal RMB million (Unaudited) Net assets disposed of: Property, plant and equipment                26 Investments in associates                 10 Right-of-use assets                10 Other non-current assets                2 Prepayments and other receivables                278 Restricted bank deposits and short-term bank deposits                251 Trade and notes receivables                115 Cash and cash equivalents                90 Trade and bills payables                 (79) Contract liabilities                (284) Other payables and accruals                (378) Lease liabilities                (10) Net assets 31 Gain on disposal of a subsidiary 64 Satisfied by: Investment in an associate                95 An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows: 2019 RMB million (Unaudited) Cash consideration — Cash and bank balances in a subsidiary disposed of 90 Net outflow of cash and cash equivalents in respect of the disposal of a subsidiary (90) 10. Dividend The Board has not recommended any dividend for the six months ended 30 June 2019 (for the six months ended 30 June 2018: Nil).

11. Earnings Per Share The calculation of basic earnings per share is based on the unaudited consolidated profit attributable to equity holders of the Company of approximately RMB1,941 million and the weighted average number of shares of 14,467 million in issue during the six months ended 30 June 2019. The Company had no potentially dilutive ordinary shares in issue for the six months ended 30 June 2019 (for the six months ended 30 June 2018: Nil). 12. Profit Appropriation No appropriation to the statutory reserves has been made for the six months ended 30 June 2019 (for the six months ended 30 June 2018: Nil). Such appropriations will be made at year end in accordance with the relevant PRC regulations and the Articles of Association of individual group companies. 13. Property, Plant and Equipment Aircraft, engines and flight equipment Others Total RMB million RMB million RMB million (Unaudited) (Unaudited) (Unaudited) Carrying amount at 31 December 2018 162,981 17,123 180,104 Effect of adoption of IFRS 16 (94,416) — (94,416) Carrying amount at 1 January 2019 68,565 17,123 85,688 Transfers from advanced payments on acquisition of aircraft (Note 15) 343 — 343 Other additions 2,226 2,193 4,419 Transfer from investment properties — 39 39 Transfer from other non-current assets 5,531 176 5,707 Depreciation charges (3,590) (604) (4,194) Disposal of a subsidiary — (26) (26) Disposals (32) (15) (47) Carrying amount at 30 June 2019 73,043 18,886 91,929

13. Property, Plant and Equipment (Continued) Aircraft,    engines    and flight    equipment Others Total    RMB million RMB million RMB million    (Unaudited) (Unaudited) (Unaudited) Carrying amount at 1 January 2018 153,754 13,102 166,856 Transfers from advanced payments on acquisition of aircraft (Note 15) 4,754 — 4,754 Other additions 4,872 2,368 7,240 Transfer from investment properties — 9 9 Transfer from other non-current assets — 293 293 Depreciation charges (6,697) (510) (7,207) Assets included in held for sale (103) — (103) Disposals (558) (31) (589) Carrying amount at 30 June 2018 156,022 15,231 171,25 14. Intangible Assets Goodwill (Note) Others Total RMB million RMB million RMB million (Unaudited) (Unaudited) (Unaudited) Carrying amount at 1 January 2019 11,270 339 11,609 Additions — 82 82 Amortisation — (63) (63) Disposal — (2) (2) Carrying amount at 30 June 2019 11,270 356 11,626 Goodwill (Note) Others Total RMB million RMB million RMB million (Unaudited) (Unaudited) (Unaudited) Carrying amount at 1 January 2018 11,270 326 11,596 Additions — 87 87 Amortisation — (81) (81) Carrying amount at 30 June 2018 11,270 332 11,602 Notes: The balance represents goodwill arising from the acquisition of Shanghai Airlines. Goodwill is attributable to strengthening the competitiveness of the Group’s airline transportation operations, attaining synergy through integration of the resources and providing the evolution of Shanghai international air transportation centre. For the purpose of impairment assessment, goodwill was allocated to the CGU that the Group operates and benefits from the acquisition

15. Advanced Payments on Acquisition of Aircraft For the six months ended 30 June 2019 2018 RMB million RMB million (Unaudited) (Unaudited) At 1 January 21,942 24,752 Additions 3,753 5,487 Interest capitalised (Note 7) 346 453 Transfer to property, plant and equipment (Note 13) (343) (4,754) Transfer to right-of-use assets (7,470) — At 30 June 18,228 25,938 16. Trade and Notes Receivables 30 June 2019 31 December 2018 RMB million RMB million (Unaudited) (Audited) Trade receivables 2,283 1,525 Notes receivable — 4 2,283 1,529 Impairment (86) (93) 2,197 1,436 An ageing analysis of the trade receivables as at the end of the reporting period, based on the invoice/billing date and net of loss allowance, is as follows: 30 June 2019 31 December 2018 RMB million RMB million (Unaudited) (Audited) Within 90 days 2,116 1,354 91 to 180 days 27 52 181 to 365 days 30 11 Over 365 days 24 15 2,197 1,432 34 China Eastern Airlines Corporation Limited 2019 Interim Report

17. Trade and Bills Payables An ageing analysis of the trade and bills payables as at the end of the reporting period, based on the invoice date, is as follows: 30 June 2019 31 December 2018 RMB million RMB million (Unaudited) (Audited) Within 90 days 2,509 3,594 91 to 180 days 73 49 181 to 365 days 93 157 1 to 2 years 119 100 Over 2 years 66 140 2,860 4,040 18. Lease Liabilities Present values Minimum lease of minimum payments lease payments 30 June 2019 30 June 2019 RMB million RMB million (Unaudited) (Unaudited) Within one year 18,863 In the second year 17,672 In the third to fifth years, inclusive 46,045 After the fifth year 51,103 Total 133,683 112,926 Less: amounts repayable within one year (18,863) (14,581) Non-current portion 114,820 98,345

19. Borrowings 30 June 2019 31 December 2018 RMB million RMB million (Unaudited) (Audited) Non-current Long-term bank borrowings    — secured 3,456 3,934 — unsecured 832 4,556 Guaranteed bonds 13,513 13,377 Unsecured bonds 7,000 4,000 24,801 25,867 Current Current portion of long-term bank borrowings    — secured 949 997 — unsecured 1,014 76 Current portion of guaranteed bonds 711 732 Current portion of unsecured bonds 1,825 4,834 Short-term bank borrowings — unsecured 2,756 8,120 Short-term debentures 25,500 14,500 32,755 29,259 57,556 55,126 20. Share Capital 30 June 2019 31 December 2018 RMB million RMB million (Unaudited) (Audited) Registered, issued and fully paid of RMB1.00 each    A shares listed on The Shanghai Stock Exchange (“A Shares”) 9,808 9,808 H shares listed on The Stock Exchange of Hong Kong Limited (“H Shares”) 4,659 4,659 14,467 14,467 Pursuant to articles 49 and 50 of the Company’s articles of association, both the listed A shares and listed H shares are registered ordinary shares and carry equal rights. 36 China Eastern Airlines Corporation Limited 2019 Interim Report

21. Commitments The Group had the following capital commitments at the end of the reporting period: 30 June 2019 31 December 2018 RMB million RMB million (Unaudited) (Audited) Contracted for:    — Aircraft, engines and flight equipment (Note) 51,550 70,998 — Other property, plant and equipment 4,600 6,481 — Investments 590 590 56,740 78,069 Note: Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increase built into the contracts were expected to be paid as follows: 30 June 2019 31 December 2018 RMB million RMB million (Unaudited) (Audited) Within one year 23,093 29,187 In the second year 17,389 24,735 In the third year 8,467 11,809 In the fourth year 2,008 4,674 Over four years 593 593 51,550 70,998 The above capital commitments represent the future outflow of cash or other resources.

22. Related Party Transactions

The Group is controlled by CEA Holding, which directly owns 35.06% of the Company's shares as at 30 June 2019 (2018: 35.06 %). In addition, through CES Global Holdings (Hong Kong) Limited and CES Finance Holding Co., Limited, two wholly-owned subsidiaries of CEA Holding, CEA Holding indirectly owns additional shares of the Company of approximately 18.15% and 3.16% respectively as at 30 June 2019 (2018: 18.15% and 3.16%).

The Company is a state-owned enterprise established in the PRC and is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 "Related Party Disclosures", government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include CEA Holding and its subsidiaries (other than the Group), other government-related entities and their subsidiaries ("Other State-owned Enterprises"), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company as well as their close family members.

For the purpose of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed.

(a) Nature of related parties that do not control or controlled by the Group:

Name of related party	Relationship with the Group
Eastern Air Group Finance Co., Ltd. ("Eastern Air Finance")	Associate of the Company
Eastern Aviation Import & Export Co., Ltd. and its subsidiaries ("Eastern Import & Export")	Associate of the Company
Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. ("Shanghai P&W")	Associate of the Company
Eastern Aviation Advertising Service Co., Ltd. ("Eastern Advertising")	Associate of the Company
Shanghai Collins Aviation Maintenance Service Co., Ltd. ("Collins Aviation")	Associate of the Company
CAE Melbourne Flight Training Pty Limited ("CAE Melbourne")	Joint venture of the Company
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. ("Wheels & Brakes")	Joint venture of the Company
Shanghai Technologies Aerospace Co., Ltd. ("Technologies Aerospace")	Joint venture of the Company
Eastern China Kaiya System Integration Co., Ltd. ("China Kaiya")	Joint venture of the Company
Shanghai Hute Aviation Technology Co., Ltd. ("Shanghai Hute")	Joint venture of the Company
CEA Development Co., Limited and its subsidiaries ("CEA Development")	Controlled by the same parent company
China Eastern Air Catering Investment Co.,Limited and its subsidiaries ("Eastern Air Catering")	Controlled by the same parent company

22. Related Party Transactions (continued) (a) Nature of related parties that do not control or controlled by the Group: (continued) Name of related party Relationship with the Group CES International Financial Leasing Corporation Limited and Controlled by the same parent company its subsidiaries (“CES Lease Company”) Shanghai Eastern Airlines Investment Co., Ltd. Controlled by the same parent company (“Eastern Investment”) Shanghai Eastern Airlines Logistics Co., Ltd. Controlled by the same parent company and its subsidiaries (“Eastern Logistics”) Eastern Airlines Industry Investment Company Limited Controlled by the same parent company (“Eastern Airlines Industry Investment”) CES Finance Holding Co., Limited (“CES Finance”) Controlled by the same parent company and a substantial shareholder of the Company CES Global Holdings (Hong Kong) Limited (“CES Global”) Controlled by the same parent company and a substantial shareholder of the Company Hong Kong Securities Clearing Company Ltd. (“HKSCC”) A substantial shareholder of the Company TravelSky Technology Limited (“TravelSky”) A director and vice president of the Company is a director of Travelsky China Aviation Supplies Holding Company and its A director and vice president of the subsidiaries (“CASC”) Company is a director of CASC Air France-KLM Group (“AFK”) A director and vice president of the Company is a director of AFK

22. Related Party Transactions (continued)

(b) Related party transactions

Nature of transaction	Related party	Pricing policy and decision process	For the six months ended 30 June 2019 RMB million (Unaudited)	2018 RMB million (Unaudited)
Purchase of goods and services				
Payments on food and beverages*	Eastern Air Catering	(i)	756	634
	CEA development	(i)	—	30
	Eastern Import & Export	(i)	35	34
Handling charges for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and flight equipment and repairs for aircraft and engines*	Eastern Import & Export	(i)	94	94
Repairs and maintenance expense for aircraft and engines	Shanghai P&W	(i)	685	1,347
	Technologies Aerospace	(i)	110	129
	Wheels & Brakes	(i)	69	64
	Shanghai Hute	(i)	43	34
Payments on cabin cleaning services	Eastern Advertising	(i)	10	9
Advertising expense*	Eastern Advertising	(i)	10	9
Payments on system services	China Kaiya	(i)	7	6
Equipment maintenance fee*	Collins Aviation	(i)	7	13
	CEA Development	(i)	63	17
Automobile maintenance service, aircraft maintenance, providing transportation automobile and other products*	CEA Development	(i)	3	31
Property management and green maintenance expenses*	CEA Development	(i)	50	63
Payments on hotel accommodation service*	CEA Development	(i)	41	66
Civil aviation information network services**	TravelSky	(i)	361	333
Flight equipment spare parts maintenance**	CASC	(i)	66	51
Flight training fee	CAE Melbourne	(i)	23	30

22. Related Party Transactions (continued)

(b) Related party transactions (continued)

Nature of transaction	Related party	Pricing policy and decision process	For the six months ended 30 June 2019 RMB million (Unaudited)	2018 RMB million (Unaudited)
Payments on aviation transportation cooperation and support services**	AFK	(i)	247	209
Land and building rental*	CEA Holding	(i)	17	27
Payments on logistics services	Eastern Import & Export	(i)	49	48
Bellyhold space operation cost*	Eastern Logistics	(i)	139	80
Bellyhold space management*	Eastern Logistics	(i)	—	32
Transfer of pilots	Eastern Logistics	(i)	2	22
Cargo terminal business support services*	Eastern Logistics	(i)	281	8
Provision of services				
Contractual income from bellyhold space*	Eastern Logistics	(i)	1,741	912
Freight logistics support services*	Eastern Logistics	(i)	68	50
Media royalty fee	Eastern Advertising	(i)	7	8
Aviation transportation cooperation and support services**	AFK	(i)	304	440
Lease Payments				
Lease Payments*	CES Lease Company	(ii)	2,478	—
Payments on finance leases*	CES Lease Company	(ii)	—	1,808
Payments on operating leases*	CES Lease Company	(ii)	—	58
Interest expense				
Interest expense on loans	CEA Holding	(iii)	11	2
	Eastern Air Finance	(iii)	1	—
Interest income				
Interest income on deposits	Eastern Air Finance	(iii)	10	31

22. Related Party Transactions (continued) (b) Related party transactions (continued) (i) The Group’s pricing policies on goods and services purchased from and provided to related parties are mutually agreed between contract parties. (ii)                The Group’s pricing policies on related party lease payments are mutually agreed between contract parties. (iii)    The Group’s pricing policies on related party interest rates are mutually agreed based on benchmark interest rates. (iv)    The Group’s pricing policies on transfer of equity or disposal of investments are mutually agreed based on the valuation prices. *    These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”). ** This related party transaction constitutes a continuing connected transaction pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange. During the six months ended 30 June 2019 and 2018, the Group’s significant transactions with entities that are controlled, jointly controlled or significantly influenced by the PRC government mainly include most of its bank deposits/borrowings and the corresponding interest income/expense and part of sales and purchases of goods and services. The price and other terms of such transactions are set out in the agreements governing these transactions or as mutually agreed. (c) Balances with related parties (i)    Amounts due from related parties 30 June 2019 31 December 2018 RMB million RMB million (Unaudited) (Audited) Trade and notes receivables    Eastern Logistics 143 — Eastern Air Catering 1 1 Others 5 — 149 1

22. Related Party Transactions (continued)

(c) Balances with related parties (continued)

(i) Amounts due from related parties (continued)

	30 June 2019 RMB million (Unaudited)	31 December 2018 RMB million (Audited)
Prepayments and other receivables		
Eastern Import & Export	346	133
Technologies Aerospace	31	31
Eastern Air Catering	1	16
Eastern Advertising	—	28
CEA Development	2	7
CEA Holding	9	25
CASC	13	12
CES Global	—	3
Others	32	23
	434	278

All the amounts due from related parties are trade in nature, interest-free and payable within normal credit terms.

(ii) Amounts due to related parties

	30 June 2019 RMB million (Unaudited)	31 December 2018 RMB million (Audited)
Trade and bills payables		
Eastern Import & Export	66	229
Eastern Logistics	—	167
Eastern Air Catering	—	272
Technologies Aerospace	7	141
CEA development	24	15
Collins Aviation	7	1
CEA Holding	15	13
CASC	6	18
Shanghai Hute	9	15
TravelSky	—	333
Wheels & Brakes	11	14
Others	1	1
	146	1,219

22. Related Party Transactions (continued)

(c) Balances with related parties (continued)

(ii) Amounts due to related parties (continued)

	30 June 2019 RMB million (Unaudited)	31 December 2018 RMB million (Audited)
Other payables and accruals		
Eastern Import & Export	352	129
Shanghai P&W	386	315
Eastern Air Catering CEA	379	1
Holding Technologies	53	104
Aerospace CEA	90	—
Development TravelSky	3	49
Eastern Advertising	361	—
China Kaiya CAE	—	3
Melbourne Eastern	—	2
Investment CES	199	311
Lease Company	1	10
CASC	151	164
Others	2	2
	13	3
	1,990	1,093
Contract liabilities		
CASC	6	—
Eastern Logistics	—	6
	6	6
Lease liabilities		
CES Lease Company	40,055	—
Obligations under finance leases		
CES Lease Company	—	30,190

Except for the amounts due to CES Lease Company, which are related to the aircraft under finance leases, all other amounts due to related parties are interest-free and payable within normal credit terms given by trade creditors.

22. Related Party Transactions (continued) (c) Balances with related parties (continued) (iii) Short-term deposits, loan and borrowings with related parties Average interest rate For the six months ended 30 June 30 June 31 December 2019 2018 2019 2018 RMB million RMB million (Unaudited) (Unaudited) (Unaudited) (Audited) Short-term deposits (included in cash and cash equivalents)                Eastern Air Finance 0.35% 0.35% 245 282 Short-term borrowings                Eastern Air Finance 3.48% — 556 — Long-term borrowings                CEA Holding 3.73% 3.70% 828 528 Loan to joint venture    CAE Melbourne 8.00% 8.00% 17 20

22. Related Party Transactions (continued)

(d) Guarantees by the holding company

As at 30 June 2019, bonds of the Group guaranteed by CEA Holding amounted to RMB7.8 billion (2018: RMB7.8 billion).

23. Fair Value and Fair Value Hierarchy of Financial Instruments

The carrying amounts and fair values of the Group's financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows:

	30 June 2019		31 December 2018	
	Carrying amounts RMB million (Unaudited)	Fair values RMB million (Unaudited)	Carrying amounts RMB million (Audited)	Fair values RMB million (Audited)
Financial assets				
Equity investments designated at fair value through other comprehensive income	1,259	1,259	1,247	1,247
Financial asset at fair value through profit and loss	114	114	96	96
Derivative financial assets	130	130	223	223
Deposits relating to aircraft held under leases included in other non-current assets	190	179	190	167
	1,693	1,682	1,756	1,733
Financial liabilities				
Derivative financial liabilities	19	19	29	29
Long-term borrowings	29,300	29,209	32,506	32,560
Lease liabilities	112,926	109,715	—	—
Obligations under finance leases	—	—	77,427	74,796
	142,245	138,943	109,962	107,385

Management has assessed that the fair values of cash and cash equivalents, restricted bank deposits and short-term bank deposits, trade and notes receivables, trade and bills payables, financial assets included in prepayments and other receivables, financial liabilities included in other payables and accruals, short-term bank borrowings and short-term guaranteed bonds approximate to their carrying amounts largely due to the short-term maturities of these instruments.

The fair values of the deposits relating to aircraft held under operating leases included in other non-current assets, long-term borrowings and lease liabilities have been measured using significant observable inputs and calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

The Group enters into derivative financial instruments, including forward currency contracts and interest rate swaps with various counterparties, principally financial institutions with high credit ratings.

23. Fair Value and Fair Value Hierarchy of Financial Instruments (continued) Derivative financial instruments are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot and forward rates and interest rate curves. The carrying amounts of forward currency contracts and interest rate swaps are the same as their fair values. As at 30 June 2019, the marked to market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognised at fair value. The fair values of listed equity investments are based on quoted market prices. The fair values of unlisted equity investments designated at fair value through other comprehensive income have been estimated using a market-based valuation technique based on assumptions that are not supported by observable market prices or rates. The valuation requires the directors to determine comparable public companies (peers) based on industry, size, leverage and strategy, and calculates an appropriate price multiple, such as enterprise value to earnings before interest, taxes, depreciation and amortisation (“EV/EBITDA”) multiple and price to earnings (“P/E”) multiple, for each comparable company identified. The multiple is calculated by dividing the enterprise value of the comparable company by an earnings measure. The trading multiple is then discounted for considerations such as illiquidity and size differences between the comparable companies based on company-specific facts and circumstances. The discounted multiple is applied to the corresponding earnings measure of the unlisted equity investments to measure the fair value. The directors believe that the estimated fair values resulting from the valuation technique, which are recorded in the consolidated statement of financial position, and the related changes in fair values, which are recorded in other comprehensive income, are reasonable, and that they were the most appropriate values at the end of the reporting period. Below is a summary of significant unobservable inputs to the valuation of financial instruments together with a quantitative sensitivity analysis as at 30 June 2019 and 31 December 2018: Valuation Significant Sensitivity of fair technique unobservable input Range value to the input Unlisted equity investments Valuation Discount for lack of 30 June 2019: 1% (31 December multiples marketability 19% to 38% 2018: 1%) (31 December increase/decrease in 2018: multiple would 19% to 41%) result in increase/ decrease in fair value by RMB12 million (31 December 2018: RMB11 million) The discount for lack of marketability represents the amounts of premiums and discounts determined by the Group that market participants would take into account when pricing the investments.

23. Fair Value and Fair Value Hierarchy of Financial Instruments (continued) Fair value hierarchy The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments: Assets and liabilities measured at fair value: As at 30 June 2019 Fair value measurement using Quoted prices Significant Significant in active observable unobservable markets inputs inputs (Level 1) (Level 2) (Level 3) Total RMB million RMB million RMB million RMB million (Unaudited) (Unaudited) (Unaudited) (Unaudited) Assets Equity investments designated at fair value through other comprehensive income 401 — 858 1,259 Derivative financial assets — Interest rate swaps — 49 — 49 — Forward currency contracts — 81 — 81 Financial asset at fair value through profit or loss 114 — — 114 515 130 858 1,503 Liabilities Derivative financial liabilities — Interest rate swaps — 3 — 3 — Forward currency contracts — 16 — 16 — 19 — 19

23. Fair Value and Fair Value Hierarchy of Financial Instruments (continued) Fair value hierarchy (continued) Assets and liabilities measured at fair value: (continued) As at 31 December 2018 Fair value measurement using Quoted prices Significant Significant in active observable unobservable markets inputs inputs (Level 1) (Level 2) (Level 3) Total RMB million RMB million RMB million RMB million (Audited) (Audited) (Audited) (Audited) Assets Equity investments designated at fair value through other comprehensive income 510 — 737 1,247 Derivative financial assets    — Interest rate swaps — 223 — 223 Financial asset at fair value    through profit or loss 96 — — 96 606 223 737 1,566 Liabilities Derivative financial liabilities — Forward currency contracts — 29 — 29 During the period, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities (six months ended 30 June 2018: Nil).

23. Fair Value and Fair Value Hierarchy of Financial Instruments (continued) Fair value hierarchy (continued) Assets and liabilities for which fair values are disclosed: As at 30 June 2019 Fair value measurement using Quoted prices Significant Significant in active observable unobservable markets inputs inputs (Level 1) (Level 2) (Level 3) Total RMB million RMB million RMB million RMB million (Unaudited) (Unaudited) (Unaudited) (Unaudited) Assets Deposits relating to aircraft held under operating leases included in other non-current assets — 179 — 179 Liabilities Long-term borrowings 2,874 26,335 — 29,209 Lease liabilities — 109,715 — 109,715 2,874 136,050 — 138,924 As at 31 December 2018 Fair value measurement using Quoted prices Significant Significant in active observable unobservable markets inputs inputs (Level 1) (Level 2) (Level 3) Total RMB million RMB million RMB million RMB million (Audited) (Audited) (Audited) (Audited) Assets Deposits relating to aircraft held under operating leases included in other    non-current assets — 167 — 167 Liabilities    Long-term borrowings 2,861 29,699 — 32,560 Obligations under finance leases — 74,796 — 74,796 2,861 104,495 — 107,356    52 China Eastern Airlines Corporation Limited 2019 Interim Report

Summary of Operating Data

	For the six months ended 30 June		
	2019	2018	Change
Passenger transportation data			
ASK (available seat – kilometres) ***(millions)***	131,476.46	119,134.68	10.36%
— Domestic routes	83,678.57	74,574.31	12.21%
— International routes	44,385.66	41,438.31	7.11%
— Regional routes	3,412.23	3,122.06	9.29%
RPK (revenue passenger – kilometres) ***(millions)***	108,681.66	98,256.55	10.61%
— Domestic routes	69,804.19	62,498.00	11.69%
— International routes	36,067.31	33,198.52	8.64%
— Regional routes	2,810.16	2,560.03	9.77%
Number of passengers carried ***(thousands)***	64,007.74	58,935.66	8.61%
— Domestic routes	53,214.00	49,037.32	8.52%
— International routes	8,725.00	8,026.85	8.70%
— Regional routes	2,068.74	1,871.50	10.54%
Passenger load factor ***(%)***	82.66	82.48	0.19pts
— Domestic routes	83.42	83.81	-0.39pts
— International routes	81.26	80.12	1.14pts
— Regional routes	82.36	82.00	0.36pts
Passenger – kilometres yield ***(RMB)*** **(including fuel surcharge)**[Note]	0.514	0.521	-1.34%
— Domestic routes	0.533	0.547	-2.56%
— International routes	0.459	0.458	0.22%
— Regional routes	0.755	0.713	5.89%
Passenger – kilometres yield ***(RMB)*** **(excluding fuel surcharge)**[Note]	0.477	0.486	-1.85%
— Domestic routes	0.531	0.546	-2.75%
— International routes	0.358	0.358	0.00%
— Regional routes	0.674	0.658	2.43%

51

Summary of Operating Data

	For the six months ended 30 June		
	2019	2018	Change
Freight transportation data			
AFTK (available freight tonne – kilometres) ***(millions)***	4,449.05	3,897.76	14.14%
— Domestic routes	1,590.11	1,378.40	15.36%
— International routes	2,751.29	2,422.52	13.57%
— Regional routes	107.65	96.83	11.17%
RFTK (revenue freight tonne – kilometres) ***(millions)***	1,327.06	1,247.94	6.34%
— Domestic routes	441.14	427.70	3.14%
— International routes	871.11	803.52	8.41%
— Regional routes	14.81	16.72	-11.42%
Weight of freight carried ***(million kg)***	448.01	439.84	1.86%
— Domestic routes	312.51	311.12	0.45%
— International routes	122.95	114.44	7.44%
— Regional routes	12.55	14.29	-12.19%
Freight load factor ***(%)***	29.83	32.02	-2.19pts
— Domestic routes	27.74	31.03	-3.29pts
— International routes	31.66	33.17	-1.51pts
— Regional routes	13.76	17.26	-3.51pts
Freight tonne – kilometres yield ***(RMB)*** **(including fuel surcharge)**[Note]	1.313	1.398	-6.08%
— Domestic routes	1.077	1.174	-8.26%
— International routes	1.368	1.435	-4.67%
— Regional routes	5.064	5.383	-5.93%
Freight tonne – kilometres yield ***(RMB)*** **(excluding fuel surcharge)**[Note]	1.313	1.365	-3.81%
— Domestic routes	1.077	1.127	-4.44%
— International routes	1.368	1.414	-3.25%
— Regional routes	5.064	5.144	-1.56%

52 China Eastern Airlines Corporation Limited | 2019 Interim Report

Summary of Operating Data

	For the six months ended 30 June		
	2019	2018	Change
Consolidated data			
ATK (available tonne – kilometres) ***(millions)***	**16,281.93**	14,619.88	11.37%
— Domestic routes	**9,121.18**	8,090.09	12.75%
— International routes	**6,746.00**	6,151.97	9.66%
— Regional routes	**414.75**	377.82	9.77%
RTK (revenue tonne – kilometres) ***(millions)***	**10,914.44**	9,925.09	9.97%
— Domestic routes	**6,606.33**	5,953.66	10.96%
— International routes	**4,045.83**	3,729.24	8.49%
— Regional routes	**262.28**	242.19	8.29%
Overall load factor ***(%)***	**67.03**	67.89	-0.85pts
— Domestic routes	**72.43**	73.59	-1.16pts
— International routes	**59.97**	60.62	-0.64pts
— Regional routes	**63.24**	64.10	-0.86pts
Revenue tonne – kilometres yield ***(RMB)***			
(including fuel surcharge)[Note]	**5.280**	5.335	-1.03%
— Domestic routes	**5.704**	5.823	-2.04%
— International routes	**4.386**	4.389	-0.07%
— Regional routes	**8.373**	7.911	5.84%
Revenue tonne – kilometres yield ***(RMB)***			
(excluding fuel surcharge)[Note]	**4.912**	4.979	-1.35%
— Domestic routes	**5.684**	5.814	-2.24%
— International routes	**3.484**	3.496	-0.34%
— Regional routes	**7.507**	7.308	2.72%

Note: In calculating unit revenue index, the relevant revenue includes income generated from co-operation routes.

53

Fleet Structure

The Group has been continuously optimising its fleet structure in recent years. In the first half of 2019, the Group introduced a total of 25 aircraft of major models and a total of one aircraft retired. With the introduction of new aircraft models including A350-900, B787-9 and A320NEO, the Group's fleet age structure has maintained to be young.

As at 30 June 2019, the Group operated a fleet of 719 aircraft, which included 704 passenger aircraft and 15 business aircraft self-owned and held under trust.

(Units)

No.	Model	Self-owned	Under finance lease	operating lease	Sub-total	Average fleet age (Years)
1	B777-300ER	10	10	0	20	3.4
2	B787-9	0	8	0	8	0.5
3	A350-900	0	6	0	6	0.4
4	A330 Series	22	29	5	56	5.6
Total number of wide-body aircraft		**32**	**53**	**5**	**90**	**4.3**
5	A320 Series	129	119	68	316	7.0
6	B737 Series	84	91	123	298	5.5
Total number of narrow-body aircraft		**213**	**210**	**191**	**614**	**6.3**
Total number of passenger aircraft		**245**	**263**	**196**	**704**	**6.1**
Total number of business aircraft held under trust					**15**	
Total number of aircraft					**719**	

Notes:

1. A330 series aircraft include A330-200 and A330-300 aircraft;
2. A320 series aircraft include A319, A320, A320NEO and A321 aircraft; and
3. B737 series aircraft include B737-700, B737-800 and B737 MAX 8 aircraft. Considering the safety risks of B737 MAX 8, the Group suspended the commercial operation of 14 aircraft of such model.

54 China Eastern Airlines Corporation Limited | 2019 Interim Report

Management Discussion and Analysis Business Review In the first half of 2019, the global economy slowed down and faced with increasing instabilities and uncertainties. In China, the economy remained generally stable and maintained steady growth, whilst also facing the pressure of downturn. The global aviation industry continued to grow with a deceleration in growth rate. China’s civil aviation industry continued to maintain a more rapid growth rate, while at the same time it is also facing challenges such as significant weakening of momentum of global economic growth, significant intensifying of trade friction, increase in volatility for industry growth and increase in fluctuations of exchange rates. Amid the complex and complicated situation, the Group adhered to maintaining a steady progress, proactively tackled risks and challenges, ensured a stable and controlled safety situation, strengthened hub construction and marketing, enhanced fine operations and service quality, actively explored external cooperation and steadily advanced major projects such as the construction of the Beijing Daxing International Airport CEA Base and the S1 Satellite Hall of Shanghai Pudong International Airport as well as the non-public issuance of shares, making good progress in various works. In the first half of 2019, the Group served 64.0077 million passengers, representing a year-on-year increase of 8.61%. Revenue amounted to RMB58,859 million, representing a year-on-year increase of 8.00%. In the first half of 2019, the Company’s net profit attributable to shareholders of the parent company amounted to RMB1,941 million, representing a year-on- year decrease of 14.83%. Operations Safe Operation The Group consistently prioritises safety work and always values safe operation and the stability of safety situation. The Group firmly ensured the mainline of “prevention of risks, mitigation of potential hazards and avoidance of accidents” and further enhanced its safety and risk prevention and control system. The Group strengthened the safety supervision on key units, enhanced the investigation and control of potential safety hazards and further implemented the accountability system for safe operation. The Group conducted safety and emergency drills and launched the coordinated emergency platform to improve the efficiency of emergency response; scientifically analysed and properly handled the potential safety hazards of the B737 MAX8 model and suspended the commercial operation of such model. In the first half of 2019, the Group’s fleet had 1,195,900 safe flying hours in total, which increased by 9.06% over the same period last year. The Group’s fleet had 486,500 take- off and landing flights, which have increased by 7.42% over the same period last year. Hub Network Focusing on the hub network, the Group optimised the route network layout and operating efforts, with an emphasis on enhancing its market share and influence in the core market. In the first half of 2019, the Group’s market shares in Shanghai, Beijing, Kunming and Xi’an hubs were 40.62%, 18.53%, 37.75% and 29.03%, respectively. Through the scientific matching of route capacity and the optimisation of transit connection, the effect of hub network has gradually appeared. The domestic and international transits of the Shanghai Pudong and Kunming hubs have shown a growing trend. In the Shanghai Pudong hub, the number of passengers for OD (Origin and Destination) interline transits increased by 12.38% over the same period last year and transit revenue increased by 16.01% over the same period last year. In the Kunming hub, the number of passengers for domestic- international transits increased by 26.00% over the same period last year. The Group focused on the national strategy of “Yangtze River Delta Integration”, aiming at strengthening the construction of a core hub in Shanghai and serving the coordinated development of the construction of “Five Centers” in Shanghai and the regional economy. In the first half of 2019, the Group introduced new international routes such as Shanghai — Budapest, — Hanamaki, — Yangon and — Mandalay and new domestic routes such as Shanghai — Xinyang and — Wudangshan, and arranged more flights for international, regional and domestic routes 55

Management Discussion and Analysis such as Shanghai — Madrid, — Prague, — Dubai, — Macau, — Chengdu and — Hohhot. The Group actively prepared for the commencement of operation of the S1 Satellite Hall of Shanghai Pudong International Airport to enhance the value and competitive edges of Shanghai as a core hub. The Group actively seized operational resources in Pudong Airport, coordinated the planning of ground service procedures and comprehensively upgraded the baggage sorting system. In the second half of 2019, upon the commencement of operation of the S1 Satellite Hall of Shanghai Pudong International Airport, passengers’ travel experience will be optimised through the significant improvement of frontal bay rate of the Group’s flights, the enhanced convenience of interline check-in and the significant reduction of international and domestic transit time. Surrounding the integration strategy of Beijing-Tianjin- Hebei, the Group successfully completed the construction and acceptance of the phase I construction project of Beijing Daxing International Airport CEA Base, and continuously improved the route network planning of Beijing Daxing International Airport and the operational plan for the new base to actively prepare for the commencement of operation in the new base. In the future, the Group’s Beijing hub will coordinate with the Shanghai core hub to form a coupled route network layout. China Eastern Airlines and Shanghai Airlines, being the full- service brands of the Group, will focus on developing domestic routes, high-yield routes in the neighbouring regions (Japan, South Korea and regional routes, etc.) and international long-haul routes. China United Airlines, being the low-cost airline brand of the Group, will primarily focus on the network of domestic second and third-tier cities complemented with first-tier cities to form a market layout with complementary advantages and coordinated development. The Group will work with its major partners to design hub flight schedule at Beijing Daxing International Airport to optimise flight transit connection. The Beijing- Shanghai express route (Shanghai Hongqiao — Beijing Capital), which the Group focuses on, will continue to operate at Beijing Capital International Airport. The Group actively seized the opportunities for building new airports in Qingdao and Chengdu to consolidate and increase its market share in key markets. The planned passenger throughput of Chengdu Tianfu Airport and Qingdao Jiaodong Airport in 2025 is 45 million and 35 million, respectively. In the first half of the year, the Group steadily promoted the construction of CEA Base in Qingdao Jiaodong Airport and Chengdu Tianfu Airport, allocated production facilities in advance and planned the route network in advance, so as to elevate the development potential of the Group in Qingdao and Chengdu markets. As at the end of June 2019, through the connection of route network with the SkyTeam Airline Alliance members, the route network of the Group reached 1,150 destinations in 175 countries. Fine Operations and Lean Management The Group strengthened its fine operations to improve the quality of flight operations. The Group placed emphasis on increasing flight on-time rate and strengthening the construction of service system. The Group realised the visualised tracking of flight operations and quick handling of non-scheduled flights and comprehensively improved the digital management of flight operations. The Group developed a dynamic monitoring system for the quality of flight operations to ensure the quality of route operations. Using the Beijing-Shanghai boutique route as a benchmark, the Group established a quality standards system for flight operations based on quantitative indicators. In the first half of 2019, the flight ontime rate of the Group was 81.15%, representing an increase of 0.60 percentage points over the same period last year. The Group strengthened the analysis of big data for transportation capacity, freight rate and income to improve the operational capability and operational quality of routes. The Group expanded the functional application of the intelligent income management system and sales management system and strengthened the scientific analysis of customer structure and market trends to enhance the fine control of cabins and freight rates 56 China Eastern Airlines Corporation Limited 2019 Interim Report

Management Discussion and Analysis Through lean management, the Group continuously reduced unit operating costs and improved operational efficiency. The Group reduced fuel costs from the aspects of introduction of new models, route design, flight operations and take-offs and landings, and in the first half of the year, fuel consumption per tonne-kilometre decreased by 2.40% over the same period last year. The Group enhanced its self-maintenance capability of aviation equipment and improved the procedures for aircraft return and maintenance to reduce unit maintenance costs. The Group further enhanced the comprehensive budget management system, strengthened the centralised management of capital, improved the efficiency of capital utilisation and broadened its financing channels to reduce finance costs. Products and Marketing The Group actively constructed a brand freight rate product system to explore the growth potential of auxiliary revenue. The Group sold auxiliary products such as baggage and seat selection according to different cabins to meet the differentiated needs of passengers and increase the proportion of auxiliary revenue to total revenue. The Group completed the launch of brand freight rate products for 63 direct routes to Southeast Asia, Hong Kong and Macau, and the auxiliary revenue from upgrades, seat selection and baggage showed a rising trend. The Group attached great importance to the maintenance and expansion of sales channels and customers. The Group strengthened its cooperation with channels such as TMC (Travel Management Companies) and OTA (Online Travel Agencies), and sales revenue from TMC increased by 25.3% over the same period last year. The Group enhanced the application of the NDC (New Distribution Capability) systemNote 1 and broadened the sales channels of auxiliary products. Currently, the Group sells auxiliary products such as preferred seats on the Company’s official website and major OTC channels. The Group actively explored customer resources and enhanced the service experience of the Group’s customers. There were a total of 8,206 the Group’s customers, and revenue from the Group’s customers increased by 10.54% over the same period last year. The Group actively maintained and developed frequent flyer members. As at the end of June 2019, the number of frequent flyer members of the Group’s “Eastern Miles” programme reached 41.1 million, representing an increase of 13.53% over the same period last year. In the first half of 2019, the Group completed a total of 131,476 million seat-kilometres, representing a year-on- year increase of 10.36%. Passenger revenue amounted to RMB53,581 million, representing a year-on-year increase of 9.25%. Passenger load factor of the Group amounted to 82.66%, representing a year-on-year increase of 0.18 percentage points. Customer Service The Group takes passenger safety as its priority and adapts to passengers’ needs to provide sincere services and enhance service quality. The Group standardised and optimised the service standards for high-end members to foster the integration of cabin safety and quiet, peaceful and comfortable passenger services. The Group continuously optimised in-flight meal standards and innovated catering products. The Group’s “Lingyan” brand was awarded the new batch of “Shanghai Brand”Note 2 certification. The Group focuses on “intelligent travel” to enhance the digital service experience of passengers. The Group is the first PRC enterprise to use Radio Frequency Identification (RFID) passive permanent electronic baggage tag, which enables global baggage tracking, streamlines baggage Note 1: The distribution system based on NDC model can realise the seamless connection of the retail business of various aviation products between airlines and corporate customers, TMC and travel agencies, and can mitigate the current distribution restrictions of product differentiation of different sales channels and inconsistent market time in the aviation industry, offering passengers with a great variety of aviation products and a transparent shopping experience. Note 2: The “Shanghai Brand” certification is a brand standard system independently established by Shanghai City in accordance with the “market-led, corporate-involved and internationally mutual-recognised” principle and based on the local standard of “Shanghai brand evaluation general requirements”

Management Discussion and Analysis check and inquiry procedures and enables efficient and convenient “paperless” baggage services. The Group launched the artificial intelligence customer service system, which enables multiple intelligent interactive service scenarios and improves the efficiency of basic business processing. In-flight Wi-Fi covered all 90 wide-body aircraft of the Group. The fleet size with and the number of users of in-flight Internet connection have maintained the leading position in the domestic industry. The Group continuously promoted    self-check-in services. Domestic self-check- in rate reached 81.5%, representing an increase of 4.1 percentage points over the same period last year, and international self-check-in rate reached 34.9%, representing an increase of 2.4 percentage points over the same period last year, achieving leading standards in China.    External Partnerships    The Group strengthened the comprehensive cooperation with strategic partners and core partners to improve the operational capabilities of international routes and enhance the quality of cooperation. The Group and Delta continued to intensify bilateral cooperation in the aspects of revenue from cooperation (including mutual sales revenue and revenue    from    SPA    (special    allocation    agreements), etc.), experience of travellers, communication between personnel and cooperation for expansion and development, and revenue from cooperation increased by approximately 30% over the same period last year. The Group further strengthened the business cooperation with AFK and introduced new jointly-operated routes such as Kunming — Paris, Wuhan — Paris and Qingdao — Paris. The Group expanded businesses such as mutual sales and SPA cooperation with Juneyao Airlines. Leveraging on the commencement of operation of the S1 Satellite Hall of Shanghai Pudong International Airport and Beijing Daxing International Airport, the Group worked with partners such as AFK, Delta and Juneyao Airlines to plan for the optimisation of network connection as well as establishment of ground service and procedure standards. The Group carried out in-depth cooperation with Qantas in the areas of code-sharing, capacity allocation and joint marketing to improve the efficiency of the Group’s interline transit in Australia. The Group promoted the     58 China Eastern Airlines Corporation Limited 2019 Interim Report    anti-monopoly approval for its joint operation with Japan Airlines and strengthened the cooperation between the two parties on route network and capacity sharing to reinforce its market position on routes to Japan. The Group commenced a new code-sharing business with LATAM Airlines Group S.A. to expand the code-sharing with existing partners such as Delta, AFK, Juneyao Airlines and Qantas, with a total of 170 new routes added. As at the end of June 2019, the Group’s code-sharing involved 329 destinations, 956 routes and 4,128 flights, representing a year-on-year increase of 9.67%, 19.95% and 14.38%, respectively.    Reform and Development    The Group attaches importance to reforms and actively promotes system, mechanism and institutional reform and the transformation and development of low-cost airline, and continuously enhances the role of reform and transformation in improving production and operation.    For system, mechanism and institutional reform, the Group continuously intensified the institutional reform of its marketing services. In the first half of 2019, China United Airlines, being a wholly-owned subsidiary of the Company, was selected as part of the national mixed ownership reform pilot project; and China Eastern Business Jet Co., Ltd., our another wholly-owned subsidiary, was actively considering transformation and development.    For low-cost airline, China United Airlines focused on improving direct sales capability and increasing auxiliary revenue to further promote the low-cost development strategy. China United Airlines launched new    media and self-media marketing through diversified marketing methods and improved its direct sales capability by enhancing its mobile direct sales platform. Its direct sales revenue amounted to    RMB2,110 million, representing a year-on-year increase of 14.36%, and accounted for 74.80% of total revenue, representing a year-on-year increase of 2.00 percentage points. Through the online sales promotion of duty-free products, upgrade products and sky mall products, the source of auxiliary revenue was broadened. Focusing on the commencement of operation of the new base in Beijing Daxing International Airport, China United Airlines steadily promoted various work on the transition, relocation and preparation for operation.    Capital Utilisation    On 29 August 2019, the Company successfully completed the non-public issuance of 517,677,777 H shares to Shanghai Juneyao Airlines Hong Kong Limited, a wholly- owned subsidiary of Juneyao Airlines (the “Non-public Issuance of H Shares”). On 3 September 2019, the Company successfully completed the non-public issuance of 1,394,245,744 A Shares to Juneyao Airlines and JuneYao Group, its controlling shareholder, and China Structural Reform Fund Corporation Limited (the “Non- public Issuance of A Shares”), introducing Juneyao    Airlines and JuneYao Group, its controlling shareholder, as strategic investors. Eastern Airlines Industry Investment, a wholly-owned subsidiary of CEA Holding, the controlling shareholder of the Company, has also completed the work of the subscription of the non-public issuance of A shares of Juneyao Airlines. As at the date of this announcement, Eastern Airlines Industry Investment holds 15% of the shares of Juneyao Airlines, and Juneyao Airlines and JuneYao Group hold approximately 10% of the shares of the Company in aggregate.    The cross-shareholding between CEA Holding and JuneYao Group is significant in further enhancing and deepening the strategic partnership between the two parties as well as establishing Shanghai as an aviation hub and promoting the “construction of five centers” in Shanghai together by the parties, benefitting the Group and Juneyao Airlines in further raising their competitiveness and sustainable development abilities.    Corporate    Governance    and    Corporate Culture    The Group constantly improves its corporate governance in strict compliance with domestic and overseas listing rules and the requirements of laws and regulations. The Group has revised its major regulations such as the articles of association, rules for procedures for general meetings and    Management Discussion and Analysis rules for the meetings of the board of directors, so as to further enhance the standard of corporate governance. The Group gives full play to party building work, integrating party building work into corporate governance, providing a solid guarantee for the Group’s reform and development.    Surrounding the development objective of “Establishing a World-class and Happy CEA”, the Group continuously fostered the construction of corporate culture and promoted the joint construction and sharing between the Company and its employees. Through solving various issues that affect the immediate interests of employees, the Group showed concern and care for employees and created harmonious labour relations, enhancing employees’ sense of belonging, recognition and loyalty.    Internal Risk Control and Establishment of Law-based Governance    Focusing on the main business of aviation, the Group prevented and mitigated major risks. The Group attaches importance to comprehensive risk management and intensified the construction of internal risk control system by conducting special audits on key business areas. The Group strengthened the management of capital assets and prevented key risks such as capital recovery, overseas operations and financial market volatility. The Group prevented network security risks and created a closed system for information security. The security monitoring covered core system applications such as marketing, services, operations and flight maintenance. Through multiple network protection measures, the Group protected passenger and corporate information. The Group built 35 types of network security models and more than 27 types of business security models to improve the detection of network security and business anomalies.    The Group steadily promoted the construction of a “Law- based CEA” to ensure the lawful and compliant operation of the Company. Focusing on its internationalisation strategy, the Group strengthened the prevention of legal risks of overseas business. The Group continuously strengthened contract management and litigation management to safeguard the Group’s legitimate rights and interests.    59

Management Discussion and Analysis Social    Responsibilities    and    Honorary Awards    The Group insisted on the five development visions of “Innovation, Coordination, Green Development, Openness and Sharing” and actively engaged in economic, social and environmental responsibilities. The Group practiced on the vision of green development and carried out the construction of an ecological and environmental management system focusing on pollution prevention and control. The Group continuously strengthened energy conservation and emission reduction in both the air and the ground, improved the fine control of aviation fuel consumption and promoted the application of new technologies for energy conservation and emission reduction. Centering on targeted poverty alleviation, the Group focused on industry poverty alleviation and paid attention to the effectiveness of poverty alleviation funds, and carried out poverty alleviation through multiple means such as fixed-point poverty alleviation, love donation and student aid. The large-scale charitable programme “Love at CEA” continued to spread positive messages to the society. In the first half of 2019, the Group launched 825 projects in total with 14,650 employees participating in, and served 44,080 people for 68,320 hours of volunteer services.    In the first half of 2019, the Group was awarded as the “Best China Airline” in the “TTG China Travel Awards” for the fifth consecutive year, recognised as one of the “Top 50 Most Valuable Chinese Brands” by Wire & Plastic Products Group (WPP), a global brand communication group, awarded as one of the “World’s 500 Most Valuable Brands” by Brand Finance, a brand appraisal organization from the United Kingdom, and awarded as one of the 2019 BrandZ “Top 100 Most Valuable Chinese Brands”. The Group’s 2018 Annual Report won the Gold Award for Cover Photo Design in the airlines category from the International Annual Report Competition (ARC) Awards and the Silver Award for Design in the transportation and logistics class from the 2018 LACP Vision AwardsNote.    Financial Overview    Operating Revenues    In the first half of 2019, the Group’s revenue from main operations amounted to RMB58,859 million, representing an increase of 8.00% from the same period last year. In particular, traffic revenue amounted to    RMB55,323 million, representing an increase of 8.92% from the same period last year, and other revenue amounted to RMB3,536 million, representing a decrease of 4.69% from the same period last year.    The Group’s traffic revenue includes passenger revenue and cargo revenue.    In the first half of 2019, the Group’s passenger revenue amounted to RMB53,581 million, representing an increase of 9.25% from the same period last year, and accounted for 96.85% of the Group’s traffic revenue. Passenger traffic volume was 108,681.66 million passenger-kilometres, representing an increase of 10.61% from the same period last year.    The passenger revenue of domestic routes amounted to RMB35,256 million, representing an increase of 8.63% from the same period last year, and accounted for 65.80% of the passenger revenue. The passenger traffic volume was 69,804.19 million passenger-kilometres, representing an increase of 11.69% from the same period last year.    The passenger revenue of international routes amounted to RMB16,237 million, representing an increase of 9.90% from the same period last year, and accounted for 30.30% of the passenger revenue. The passenger traffic volume was 36,067.31 million passenger-kilometres, representing an increase of 8.64% from the same period last year.    The passenger revenue of regional routes amounted to RMB2,088 million, representing an increase of 15.04% from the same period last year, and accounted for 3.90% of the passenger revenue. The passenger traffic volume was 2,810.16 million passenger-kilometres, representing an increase of 9.77% from the same period last year.    Note: The International Annual Report Competition (ARC) Awards is hosted by MerComm, Inc. The award is honoured as the “Oscar for Annual Report”. It aims to recognise top-level works of global companies and organisations, and is an industry-acclaimed international award, reference: https://www.lacp.com/competition.htm. The Vision Awards annual report competition founded and hosted by LACP is an industry-acclaimed and one of the most celebrated annual report award in the world, reference: https://www.mercommawards.com/arc/ awardWinners/categoryWinners.htm.    60 China Eastern Airlines Corporation Limited 2019 Interim Report

In the first half of 2019, the Group’s cargo and mail traffic revenues amounted to RMB1,742 million, accounted for 3.15% of the Group’s traffic revenue. Cargo and mail traffic volume was 1,327.06 million tonne-kilometres, representing an increase of 6.34% from the same period last year.    Operating Expenses    In the first half of 2019, the Group’s total operating expenses was RMB57,110 million, representing an increase of 8.90% from the same period last year. Under the influence of further expansion of the Group’s operational scale and the rapid growth in the passenger traffic volume and the number of passengers carried, the Group’s various costs such as take-off and landing costs, salaries and benefits, catering supply and selling and marketing expenses increased from the same period last year.    Analysis of the changes in items under operating expenses of the Group is set out as follows: Aircraft fuel costs accounted for the most substantial part of the Group’s operating expenses. In the first half of 2019, the Group’s aircraft fuel costs amounted to RMB16,625 million, representing an increase of 9.00% from the same period last year, and was primarily due to an increase in the volume of refuelling of 8.72% from the same period last year for the Group, leading to an increase in aircraft fuel costs by RMB1,330 million. The average price of fuel remained basically the same as compared to the same period last year.    In the first half of 2019, the Group’s take-off and landing charges amounted to RMB7,840 million, representing an increase of 10.47% from the same period last year, and was primarily due to the increase in the number of take-offs and landings of the Group from the same period last year.    In the first half of 2019, the Group’s depreciation and amortisation amounted to RMB10,818 million, representing an increase of 43.59% from the same period last year, and was primarily due to the inclusion of aircraft assets under operating leases into right-of-use assets and the corresponding increase in provision for depreciation as affected by the implementation of the new accounting standards on leases.    Management Discussion and Analysis    In the first half of 2019, the Group’s wages, salaries and benefits amounted to RMB11,171 million, representing an increase of 13.63% from the same period last year, and was primarily due to the combined effect of the increase in the number of aircrew and aircraft maintenance personnel of the Group and the increase in flight hours.    In the first half of 2019, the Group’s aircraft maintenance expenses amounted to RMB1,891 million, representing an increase of 14.68% from the same period last year, and was primarily due to the cyclical impact of aircraft and engine repair.    In the first half of 2019, the Group’s catering supply expenses were RMB1,822 million, representing an increase of 9.43% from the same period last year, and was primarily due to the increase in the number of passengers in carriage of the Group and the rise in the standards required for the provision of catering.    In the first half of 2019, the Group’s low-value and short-term lease rentals amounted to RMB265 million. In the first half of 2018, aircraft operating lease rentals amounted to RMB2,016 million, and other operating lease rentals amounted to RMB473 million. The decrease of lease rentals was primarily due to the implementation of the new accounting standards on leases.    In the first half of 2019, the Group’s selling and marketing expenses were RMB2,040 million, representing an increase of 12.52% from the same period last year, and was primarily due to the expansion of business scale of the Group, which led to an increase in selling expenses accordingly.    In the first half of 2019, the Group’s civil aviation development fund paid to the CAAC amounted to RMB1,205 million, representing an increase of 10.25% from the same period last year, and was primarily due to the increase in the length of miles flown by the Group.    In the first half of 2019, the Group’s ground service and other expenses were RMB1,343 million, representing a decrease of 18.66% from the same period last year, and was primarily due to the decrease in other expenses as a result of the Group’s disposal of 65% of equity interests in Shanghai Airlines Tours, a subsidiary of the Company.    61

Management Discussion and Analysis

In the first half of 2019, the Group's indirect operating expenses were RMB2,105 million, representing a decrease of 9.81% from the same period last year, and was primarily due to the strict control of controllable expenses by the Company.

Finance Income/Costs

In the first half of 2019, the Group's finance income was RMB45 million, representing a decrease of RMB7 million from the same period last year. Finance costs amounted to RMB2,685 million, representing an increase of RMB269 million from the same period last year, and was primarily due to the increase in interest costs for lease liabilities as a result of the implementation of the new accounting standards on leases.

Profit

In the first half of 2019, net profit attributable to equity holders of the Company was RMB1,941 million, representing a decrease of 14.83% from the same period last year. The earnings per share attributable to the equity holders of the Company were RMB0.1342.

Liquidity and Capital Structure

As at 30 June 2019, the Group had total assets of RMB282,159 million, representing an increase of 18.05% from 31 December 2018. Its debt ratio was 78.10%, representing a 3.87 percentage point increase from 31 December 2018.

In particular, the Group's total current assets amounted to RMB18,137 million, accounted for 6.43% of the total assets and represented an increase of 13.84% from 31 December 2018. The Group's non-current assets amounted to RMB264,022 million, accounted for 93.57% of the total assets and represented an increase of 18.35% from 31 December 2018.

As at 30 June 2019, the Group had total liabilities of RMB220,370 million, comprising current liabilities of RMB81,624 million which accounted for 37.04% of total liabilities, and non-current liabilities of RMB138,746 million which accounted for 62.96% of total liabilities.

Among the current liabilities, interest-bearing liabilities (short-term bank borrowings, super short-term debentures, long-term bank borrowings due within one year, bonds payable due within one year and lease liabilities due within one year) amounted to RMB47,340 million, representing an increase of 22.55% from 31 December 2018.

Among the non-current liabilities, interest-bearing liabilities (long-term bank borrowings, bonds payable and lease liabilities) amounted to RMB123,164 million, representing an increase of 31.10% from 31 December 2018.

In the first half of 2019, the Group proactively adjusted the currency structure of obligations of the Company in response to the currency exchange fluctuations, so as to lower its exchange rate risk. As at 30 June 2019, the breakdown of the Group's interest-bearing obligations by currencies is as follows:

Unit: RMB million

	RMB equivalent				
	As at 30 June 2019		As at 31 December 2018		Movement
Currency	Amount	(%)	Amount	(%)	(%)
USD	48,882	28.67	28,515	21.51	71.43%
RMB	110,277	64.68	92,497	69.77	19.22%
Others	11,345	6.65	11,567	8.72	-1.92%
Total	170,504	100.00	132,579	100.00	28.61%

Interest-bearing obligations denominated in USD had a relatively large fluctuation, primarily due to the implementation of the new accounting standards on leases.

As at 30 June 2019, the Group's interest-bearing liabilities included long-term and short-term bank borrowings, bonds payable and super short-term debentures equivalent to RMB57,578 million, representing an increase of 4.40% from

62 China Eastern Airlines Corporation Limited | 2019 Interim Report

Management Discussion and Analysis

RMB55,152 million as at 31 December 2018. The breakdown by currencies is as follows:

Unit: RMB million

Currency	RMB equivalent As at 30 June 2019	As at 31 December 2018	Movement (%)
USD	1,110	3,139	-64.64%
SGD	2,540	2,503	1.48%
EUR	3,313	3,566	-7.09%
KRW	1,040	1,072	-2.99%
JPY	3,191	3,094	3.14%
RMB	46,384	41,778	11.02%
Total	57,578	55,152	4.40%

As at 30 June 2019, the Group's interest-bearing liabilities included lease liabilities equivalent to RMB112,926 million, representing an increase of 45.85% from RMB77,427 million as at 31 December 2018. The breakdown by currencies is as follows:

Unit: RMB million

Currency	RMB equivalent As at 30 June 2019	As at 31 December 2018	Movement (%)
USD	47,772	25,376	88.26%
SGD	454	514	-11.67%
JPY	218	226	-3.54%
HKD	535	592	-9.63%
Others	54	–	–
RMB	63,893	50,719	25.97%
Total	112,926	77,427	45.85%

Interest Rate Fluctuation

The Group's total interest-bearing liabilities (including long-term and short-term bank borrowings, lease liabilities, bonds payable and super short-term debentures) as at 30 June 2019 and 31 December 2018 were equivalent to RMB170,504 million and RMB132,579 million, respectively, of which short-term interest-bearing liabilities accounted for 27.76% and 29.14%, respectively. The majority of the Group's long-term interest-bearing liabilities were subject to floating interest rates. Both the short-term interest-bearing liabilities and long-term interest-bearing liabilities were affected by fluctuations in current market interest rates.

The Group's interest-bearing liabilities were primarily denominated in USD and RMB. As at 30 June 2019 and 31 December 2018, the Group's liabilities denominated in USD accounted for 28.67% and 21.51%, respectively, of total interest-bearing liabilities while liabilities denominated in RMB accounted for 64.68% and 69.77%, respectively, of total interest-bearing liabilities. Fluctuations in the USD and RMB interest rates have a relatively significant impact on the Group's finance costs. As at 30 June 2019 and 31 December 2018, the outstanding interest rate swap contracts held by the Group amounted to a notional amount of USD993 million and USD1,102 million, respectively. These contracts will expire between the second half of 2019 and 2025.

Exchange Rate Fluctuation

As at 30 June 2019, the Group's total interest-bearing liabilities denominated in foreign currencies amounted to RMB60,227 million, of which USD liabilities accounted for 81.16%. Therefore, a significant fluctuation in exchange rates will subject the Group to significant foreign exchange loss or gain arising from the exchange of foreign currency denominated liabilities, which affects the profitability and development of the Group. The Group typically uses hedging contracts for foreign currencies to reduce the foreign exchange risks for capital expenditure paid in foreign currencies. As at 30 June 2019 and 31 December 2018, the outstanding foreign currency hedging contracts held by the Group amounted to a notional amount of USD1,013 million and USD655 million, respectively, and will expire in 2019.

In the first half of 2019, the Group's net exchange losses amounted to RMB196 million as compared to the net exchange losses of RMB546 million in the first half of 2018, representing a decrease of 64.10% from the same period last year.

Fluctuation of Jet Fuel Prices

In the first half of 2019, if the average price of jet fuel had increased or decreased by 5%, jet fuel costs of the Group would have increased or decreased by approximately RMB831 million, assuming all other variables remain constant.

In the first half of 2019, the Group did not conduct any jet fuel hedging activities.

63

Management Discussion and Analysis

Pledges on Assets and Contingent Liabilities

As at 30 June 2019, the value of the Group's assets used to secure certain bank loans was equivalent to RMB8,708 million, representing a decrease of 25.90% from RMB11,752 million as at 31 December 2018.

As at 30 June 2019, the Group had no significant contingent liabilities.

Human Resources

As at 30 June 2019, the Group had 78,290 employees, the majority of whom were located in China. The wages of the Group's employees primarily consisted of basic salaries and performance bonuses.

Investment in securities

Type of securities	Stock Code	Stock abbreviation	Initial investment (RMB)	Shareholdings (share)	Closing book value at the end of the Reporting Period (RMB)	Percentage of total investment at the end of the Reporting Period (%)	Profit and loss during the Reporting Period (RMB)
Share	00696	TravelSky	18,503,000	29,055,000	401,308,003	77.82	–
Share	600000	SPD Bank	122,144,004	9,790,691	114,355,271	22.18	–
Other securities investments held at the end of the Reporting Period			/	/	/	/	/
Profit and loss on securities investments sold during the Reporting Period			/	/	/	/	/
Total			140,647,004	/	515,663,274	100	–

Equity held in unlisted financial enterprises

Unit: RMB'000

Name of investee	Initial amount of investment	Number of shares held (share)	Percentage of equity in the company	Carrying amount at the end of the Reporting Period	Profit or loss during the Reporting Period	Change in owner's equity during the Reporting Period	Accounting item	Source of share
Eastern Air Finance	486,902	–	25%	652,902	18,555	3,428	Long-term equity investment	Investment
Total	486,902	–	25%	652,902	18,555	3,428	/	/

64 China Eastern Airlines Corporation Limited | 2019 Interim Report

Management Discussion and Analysis

Financial assets measured at fair value

Unit: RMB'000

Item name	Balance at the beginning of the Reporting Period	Balance at the end of the Reporting Period	Change for the period	Profit for the period
Interest rate swap contracts	222,839	46,813	-176,026	-45,662
Forward foreign exchange contracts	-29,135	65,040	94,175	35,376
Total	193,704	111,853	-81,851	-10,286

Analysis on major controlling subsidiaries and investee companies

Unit: RMB million

Name of subsidiaries and investee companies	Revenue	Year-on-year increase (%)	Net profit	Year-on-year increase (%)	Total assets	Net assets	Gearing ratio (%)
Eastern Air Jiangsu	4,714	7.53	189	-32.26	14,773	3,729	74.76
Eastern Air Wuhan	2,285	1.60	196	-12.50	8,582	3,666	57.28
Eastern Air Yunnan	5,559	11.65	402	29.26	20,579	7,175	65.17
Shanghai Airlines	6,708	-1.00	310	-42.06	28,212	2,959	89.51
China United Airlines	2,910	8.22	410	-7.45	18,237	4,335	76.23
Shanghai Flight Training	337	31.64	132	73.68	2,251	1,382	38.61
Eastern Technology	4,014	5.22	54	-81.63	7,225	3,993	44.73

1. **Eastern Air Jiangsu**

   The Company's controlling subsidiary Eastern Air Jiangsu was established in 1993, with a registered capital of RMB2,000 million. In the first half of 2019, Eastern Air Jiangsu achieved revenue of RMB4,714 million, representing a 7.53% increase from last year. Its net profit achieved RMB189 million, representing a 32.26% decrease from last year. Passenger traffic volume was 9,229.21 million passenger-kilometres, representing a 13.78% increase from last year. Eastern Air Jiangsu carried 6,655,500 passengers, representing a 9.84% increase from last year. As of the end of June 2019, Eastern Air Jiangsu operated a total of 67 320 series aircraft.

2. **Eastern Air Wuhan**

   The Company's controlling subsidiary Eastern Air Wuhan was established in 2002, with a registered capital of RMB1,750 million. In the first half of 2019, Eastern Air Wuhan achieved revenue of RMB2,285 million, representing a 1.60% increase from last year. Its net profit achieved RMB196 million, representing a 12.50% decrease from last year. Passenger traffic volume was 3,824.88 million passenger-kilometres, representing a 13.18% increase from last year. Eastern Air Wuhan carried 3,281,000 passengers, representing a 6.84% increase from last year. As of the end of June 2019, Eastern Air Wuhan operated a total of 33 B737 series aircraft.

3. **Eastern Air Yunnan**

   The Company's controlling subsidiary Eastern Air Yunnan was established in 2010, with a registered capital of RMB3,662 million. In the first half of 2019, Eastern Air Yunnan achieved revenue of RMB5,559 million, representing a 11.65% increase from last year. Its net profit achieved RMB402 million, representing a 29.26% increase from last year. Passenger traffic volume was

65

Management Discussion and Analysis 9,538.84    million passenger-kilometres, representing a 13.42% increase from last year. Eastern Air Yunnan carried 7,246,400 passengers, representing a 10.87% increase from last year. As of the end of June 2019, Eastern Air Yunnan operated a total of 82 B737 series and B787 series aircraft.    4.                Shanghai Airlines    The Company’s wholly-owned controlling subsidiary Shanghai    Airlines    was    established    in    2010,    with a    registered capital of    RMB500 million. In the    first half of 2019, Shanghai Airlines achieved revenue of RMB6,708    million,    representing    a    1.00%    decrease from last year. Its net profit achieved RMB310 million, representing a 42.06% decrease from last year. Passenger traffic volume was 11,969.98 million passenger-kilometres, representing a 2.97% decrease from last year. Shanghai Airlines carried 8,357,100    passengers, representing a 0.18% decrease from last year. As of the end of June 2019, Shanghai Airlines operated a total of 103 A330 series, B737 series and B787 aircraft.    5.                China United Airlines    The Company’s wholly-owned low-cost airline China United Airlines was established in 1984, with a registered capital of RMB1,320 million. In the first half of 2019, China United Airlines achieved revenue of RMB2,910 million, representing a 8.22% increase from last year. Its net profit achieved RMB410 million, representing a 7.45% decrease from last year. Passenger traffic volume was 5,658.28 million passenger-kilometres, representing a 13.40% increase from last year. China United Airlines carried 4,503,700 passengers, representing a 12.47% increase from last year. As of the end of June 2019, China United Airlines operated a total of 49 B737 series aircraft.    Compliance with the Relevant Laws and Regulations which may have a Significant Impact on the Company    As at 30 June 2019, the Board was not aware of any significant matters which may cause impact on the Group or any non- compliance with the laws and regulations which may have a significant impact on the Group.    66 China Eastern Airlines Corporation Limited 2019 Interim Report    Core Competitiveness    1. Advantages of locating in prosperous developed area in Shanghai and the Yangtze River Delta    2.                Development opportunities brought about by Beijing Daxing International Airport and integration of Beijing, Tianjin and Hebei    3. Reasonable and balanced hub and network layout    4. Streamlined and efficient fleet structure    5. Informatization leads to the continual enhancement of operational management and the ability of reform and innovation    6. A brand with strong scent of oriental and quality services    7. High quality customer cluster and outstanding partners    Risk Analysis    1. Macro-economic Risk    The aviation transportation industry is closely connected to the macro-economic environment. The civil aviation transportation industry is more sensitive to macro- economic climate, which directly affects the development of economic activities, disposable income of residents and    changes in    the    amount    of    import    and    export activities. These factors will in turn affect the demand for passenger and cargo services. Meanwhile, the scale of the international airline transportation operations of the Company is relatively large; the international macro- economy will have a relatively large impact on the demand for the Company’s passenger and cargo services. If domestic and overseas macro-economic climate worsens or trade tensions further escalate, the Company’s results of operations and financial condition may be adversely affected.    The Company paid close attention to the changes in international and national macro-economic conditions and proactively capitalized on the opportunities derived from the “One Belt One Road” initiative promoted by the State, the construction of Xiongan New District, holding of the China International Import Expo, economic restructuring, upgrade of consumption level of residents, development of tourism economy and commencement of operation of Beijing Daxing International Airport and the S1 Satellite Hall of Shanghai Pudong International Airport to optimize

allocation of flight capacity, production structure and marketing and sales, in order to achieve favorable results of operations.    2. Policy and Regulation Risk    The aviation transportation industry is relatively sensitive to policies and regulations. Changes in domestic and foreign economic environment and the continuous development of the aviation industry could result in the relevant laws and regulations and industry policies being adjusted accordingly. Such changes may, to a certain extent, result in uncertainties in the future business development and operating results of the Company.    With respect to industrial policies and regulations, the Company played an active role in various discussions concerning formulation and refinement, and considered the latest changes so as to seize the development opportunities arising from such updates and prudently respond to the uncertainties arising from the changes in policies and regulations.    3. Flight Safety Risk    Flight safety is the pre-condition and foundation for airlines to maintain normal operations and good reputation. Bad weather, mechanical failure, human errors, aircraft and equipment irregularities or failures and other force majeure events may have an adverse effect on the flight safety of the Company.    The Company regularly convened flight safety meetings, analyzed and reported on the Company’s flight status in a timely manner and planned for flight safety management. Through strengthening safety responsibilities and cultural establishment as well as commencing effective evaluation on safety management system, the Company established effective measures such as the comprehensive flight training control mechanism to enhance its capabilities of preventing flight safety risks and to ensure the Company continuously operates safely.    Management Discussion and Analysis 4. Terrorist Attack Risk    Domestic and overseas terrorist attacks targeting aircraft and airport not only directly threatens flight safety, aviation security, operational safety and the safety of overseas institutions and employees, but also brings about ongoing adverse impact on the outbound tourism demand for places where terrorist attacks have taken place.    The Company established a comprehensive aviation defense security standard system to enhance our practical ability in anti-terrorism, anti-hijacking, anti-explosion, anti- attacks and anti-destruction, with a view to enhancing the Company’s aviation security team’s ability to perform their duties and their service quality, which would in turn improve their responsiveness in handling emergencies. The Company initiated the establishment of the aviation security information system, which enhanced the quality of aviation security information.    5. Core Resources Risk    The rapid growth in the industry has caused competition among airlines for core human resources (such as management personnel in key positions and professional technical staff), air traffic rights resources and time slot resources. If the core resources reserves of the Company fail to adequately support the rapid growth of the Company’s operational scale, the business and operations of the Company may be adversely affected.    The Company promoted the building of corporate culture of “Love at CEA” and further improved its incentive scheme for core technical staff to promote loyalty of core personnel. The Company proactively developed a core backup workforce through providing training programs to a pool of multitier back-up management personnel and launching of core technical staff recruitment plan. Meanwhile, the Company proactively coordinated with the industry regulators with respect to air traffic rights and time slot resources, by actively initiating the application of international air traffic rights, and proactively participating in the market competition for time slot resources. In the    67

Management Discussion and Analysis future, the Company will further seize the opportunities of the commencement of operation of the new airport in Beijing as a main airline base and make use of the SkyTeam Airline Alliance platform to continuously enrich and optimize route networks.    6. Competition Risk    With the liberalisation of the domestic aviation market, development of low-cost airlines and the leading international airlines’ increasing addition of flight capacity in the China market, future competition in the domestic and overseas aviation transportation industries may intensify and may bring uncertainty to the Company’s resources of air traffic rights and time slots, ticket price levels and market shares, and the results of operations of the Company may be adversely affected accordingly.    There is a certain level of overlap between railway transportation, highway transportation, ship transportation and air transportation in certain markets. As the impact from railway, highway and ship transportation on the domestic civil aviation market has become normalised and Internet-based, certain route of the Company will experience larger competitive pressure.    The Company actively responded to the industry competition, strove for additions of air traffic rights and time slot resources in hub markets and core markets, steadily improved the aircraft utilization rate and consolidated and expanded market share in the three large hubs and core markets. Leveraging on the SkyTeam Airline Alliance platform, the Group enhanced its strategic cooperation with Delta and AFK, and strengthened the cooperation with non-member airlines of the SkyTeam Airline Alliance such    as Qantas to develop a highly efficient and convenient flight network which covered the whole of China and connected to the whole world.    Under the impact of other means of transportation, the Company focused on the three large hubs and core and key markets, refined its route network and reinforced complete access to the network and the sale of international interline transit products. Meanwhile, the Company put great efforts into improving its punctuality rate and capitalized on the speed advantage of aviation transportation.    Risk Associated with the Fluctuation of Jet Fuel Prices    Jet fuel is one of the major expenses of airlines. Significant fluctuations of international oil prices will significantly impact jet fuel prices and the Company’s revenue from fuel surcharge and accordingly the Company’s results of operations.    In the first half of 2019, setting aside the adjustment in factors such as fuel surcharge, if the average price of jet fuel had increased or decreased by 5%, jet fuel costs of the Company would have increased or decreased by approximately RMB831 million.    In the first half of 2019, the Company optimized its capacity and    production    organization, strengthened    marketing and strived to increase passenger load factor and unit yield level. The Company will actively review the trend of oil prices and, with mandates from the Board, carefully conduct aviation fuel hedging activities. In the first half of 2019, the Company has not conducted aviation fuel hedging activities.    68 China Eastern Airlines Corporation Limited 2019 Interim Report

Management Discussion and Analysis    8. Exchange Rate Fluctuation Risk    As the Company’s foreign currency liabilities are mainly USD-denominated, if the exchange rate of USD against RMB fluctuates significantly, USD-denominated liabilities will therefore generate a large amount of foreign exchange loss/gain, which directly affects the Company’s profit for that period and causes larger impact on the Company’s operating results.    As at 30    June 2019,    if USD had strengthened or weakened by 1% against RMB with all other variables held constant, the effect on the Company’s net profit and other comprehensive income would have been as follows:    Unit: RMB million     Effect on other Effect on net profit comprehensive income    Appreciation    Depreciation    Appreciation    Depreciation    USD exchange rates -313 313 52 -52    In recent years, the Company expanded its financing channels by means of issuing super short-term debentures and corporate bonds and acquiring RMB borrowings to bring in RMB finance, and proactively optimized the mix of currency denomination of the Company’s debts to reduce exchange rate risk.    In the future, the Company will reinforce its review on the foreign exchange market, further expand the variety of its financing instruments and improve the Company’s debts and currency structure in order to minimize the adverse impacts arising from exchange rate fluctuations on the Company’s operations.    9. Interest Rate Fluctuation Risk    The majority of the Company’s liabilities are attributable to USD-denominated liabilities and RMB-denominated liabilities generated from introduction of aircraft, engines and aviation equipment. The adjustment in interest rates of USD and RMB may cause changes in the borrowing costs of the Company’s existing loans that carry floating interest rates, as well as future finance costs, which in turn may affect the Company’s finance costs.    As at 30 June 2019, assuming all other variables remain constant, if the interest rate had increased or decreased by 25 basis points, the effect on the Company’s net profit and other comprehensive income would have been as follows:    Unit: RMB million    Effect on other comprehensive Effect on net profit income     Appreciation    Depreciation    Appreciation    Depreciation    Floating rate     instruments -116 116 13 -13    The Company intends to launch transactions in derivatives to further optimise the proportion of floating-rate debts to the USD-denominated debts in the future. At the same time, the Company will make good use of the trend of the RMB interest rate to minimise RMB finance costs.    10.    Information Technology Safety Risk    The development of all businesses in the Company’s operational process is closely related to the information network system which imposes new requirements on traditional management and work processes of the Company. If there are any design discrepancies, operational default or interruption in the network information system of    69

Management Discussion and Analysis the Company, inadequate training and education on legal compliance for internal staff, or if the system experiences external    network    attacks,    the    Company’s    business and operations may be affected or result in leakage of customers’ data. The occurrence of any of the foregoing may have an adverse effect on the brand image of the Company. Continuous upgrades of information systems will challenge the development of the Company.    The Company initiated the construction of information security projects. Targeting the implementation of the GDPR by the European Union, the Company has appointed a “data protection officer” and adopted the strategy of in-depth defense and key protection. Through strategic cooperation with well-known security vendors together with external authorities, the Company coped with risks brought by rapidly developed technologies. The Company strengthened the customer privacy terms of online channel, troubleshoot risks of third-party platforms and reinforced passenger information protection firewall. The Company promoted its work on the construction of the Xi’an data center and disaster backup facility and the construction of a globalized basic assurance and service system.    11.    Development and Transformation Risk    While the Company expands to new international markets, carries out external investments, mergers and acquisitions and adjusts the structure of its existing businesses and assets, it may face risks including business decision making, laws, management and competition risks which may affect the results of implementing the development strategies of the Company.    During the process of transformation, the Company explores the e-commerce market to reduce aviation operation costs and innovative asset management methods, and adjusts the structure of its existing businesses and assets, with new requirements for the    overall operating management abilities of the Company. Some of the Company’s transforming projects or adjusted businesses may be unable to achieve expected goals.    The Company has been making improvements to the full monitoring and management system of foreign investment and will enhance the research and substantiation of projects, strictly monitor various investment activities and refine the risk management mechanism through conducting due diligence and asset valuation during the process of expansion into the new international markets, external investment and acquisition and mergers, and adjustments to the structure of its existing businesses and assets.    12.    Suppliers Risk    The aviation transportation industry requires advanced technology and high operating costs. There are limited available suppliers in respect of key operating resources including aircraft, engines, flight spare parts, jet fuel and information technology services. Airlines generally obtain operating resources through centralized purchases to reduce operating costs. If there is abnormality in the operations of the Company’s major suppliers, it may have an adverse impact on the business and operations of the Company.    The Company has been focusing on the suppliers who are closely related to the Company’s production and operation, while the supplier management team analyzed the contractual performance of suppliers and conducted assessment on suppliers regularly. The Company paid close attention to the changing market conditions of the types of material highly relevant to its production and operation, whereas the collection and analysis of the fluctuations in price was conducted by the procurement department.    70 China Eastern Airlines Corporation Limited 2019 Interim Report

Management Discussion and Analysis    13.    Securities Market Fluctuations Risks    The Company’s share price is not only dependent on its current results and projection for future operations, but also on factors including policy environment, macro-economy, flow of market capital and investor sentiment etc. The Company’s share price may be subject to significant changes due to the aforementioned factors, which may directly or indirectly result in loss to the investors, which in turn will reduce the travel demand from business travelers and affect the Company’s capital operations and implementation of projects.    The Company continued to enhance its corporate governance standards, fulfill its obligations of information disclosure, improve its management ability and strive for outstanding operating results. In the meantime, the Company strengthened the communication between the capital markets and various investors, paid close attention to the Company’s share price performance and media coverage, gave timely response to the market and made every effort to avoid unusual price movement of the shares of the Company.    14.    Other Force Majeure and Unforeseeable Risks    The aviation transportation industry is highly sensitive to external factors. Natural disasters, public health emergencies, geopolitical instability around the globe and the situation in the region where the Company’s major business market is located may affect market demand and the normal operation of airlines. Flight suspension, decrease in passenger capacity and income, as well as increased safety and insurance costs may adversely affect the business and operations of the Company.    The Company strove to develop and refine its emergency response mechanism and emergency response plan in order to mitigate the adverse impacts arising from force majeure and unforeseeable risks.    Outlook for the Second Half of 2019    The Group would like to bring to the attention of readers of this report that this report contains certain forward-looking statements, including a general outlook of international and domestic economies and the aviation industry, and descriptions of the Group’s future operating plans for the second half of 2019 and beyond. Such forward-looking statements are subject to many uncertainties and risks. The actual events that occur may be different from forward- looking statements of the Group which, therefore, do not constitute any commitment by the Group to the future operating results.    Looking forward to the second half of 2019, the international situation is experiencing profound and complex changes and the significantly intensified trade friction. Along with the increase in geopolitical risks, increase in exchange rate volatility risks, uncertainties and instabilities are increasing. As the momentum for global economic growth weakened, the key economic indicators of certain developed and emerging markets have experienced a significant slowdown or fall back. China’s economic development is also encountering new risks and challenges, whilst also facing increasing pressure of economic downturn. However, China’s development is still in a key period with strategic opportunities, and the economy will remain favourable in the long term. The civil aviation industry still remains a rapid growth rate, and the international market and mass market continue to expand. Meanwhile, the in-depth implementation of the “Yangtze River Delta Integration” development strategy as well as the commencement of operation of Beijing Daxing International Airport and the S1 Satellite Hall of Shanghai Pudong International Airport will bring new development potentials to the Group.    In the second half of 2019, the Group will focus on the following tasks:    I. Attach importance to safe operation and improve the level of safety management    Establish a safety performance monitoring platform to strengthen operational risk management and control; enhance analysis through big data to develop targeted training programmes for pilots; establish an aircraft engine health management platform to improve the operational management and control capabilities of large fleet; and actively strengthen risk prevention and control through new technologies to continuously improve the level of safety management.    71

Management Discussion and Analysis II. Strengthen    fine    operations    and    improve    route revenue quality    Ensure sufficient capacity during peak seasons to seize market    opportunities    in    peak    seasons;    deepen    the route network connection in the core hubs of Beijing and Shanghai, the aviation products    connection and the connection of services with partners; continuously strengthen cost reduction and efficiency enhancement, scientifically match models, routes, networks and capacity to improve aircraft utilisation rate and route revenue quality; and intensify the construction of the “brand freight rate” product system to increase sales revenue from non- airline point and revenue from auxiliary operations such as upgrade, baggage and seat selection.    III. Offer    sincere    services    and    optimise    the    travel experience of passengers    Further intensify the construction of a service system with flight on-time rate as the core to achieve accurate flight time; increase the frontal bay rate at hub airports, especially the average frontal bay rate of international long-haul routes; improve the handling system for non-scheduled flights; expand the function of the artificial intelligence customer service system and develop common intelligent customer service scenarios; promote the whole-journey baggage tracking system and full coverage of permanent electronic baggage tag in the Group; and fully support the second China International Import Expo.    IV. Intensify reform and development and promote the establishment of major projects    Promote the mixed ownership reform of its subsidiaries and stimulate the vitality for change; does its best for the commencement of operation of the new base in Beijing Daxing International Airport and the S1 Satellite Hall of Pudong International Airport; strengthen and intensify the strategic cooperation with Juneyao Airlines and JuneYao Group in the fields of marketing, flight maintenance, service guarantee and resource sharing, etc.    V. Enhance risk awareness and prevent and mitigate major risks    Strengthen cost management to reduce financial costs; optimise debt structure to prevent financial risks; enhance passenger information protection to prevent information system security risks; strengthen compliance management to enhance overseas legal risk management and control; adhere to the concept of green development and promote the concept of energy-saving and emission reduction to prevent environmental pollution risks; and continue to conduct comprehensive risk management assessments and special audits for key areas and major risks.    72 China Eastern Airlines Corporation Limited 2019 Interim Report

Management Discussion and Analysis

Fleet Plan

Introduction and Retirement Plan of Aircraft for the Second Half of 2019 to 2021

(Units)

Model	Second Half of 2019		2020		2021	
	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement
A350 Series	1	–	4	–	4	–
A330 Series	–	–	–	–	–	–
A320 Series	16	–	30	1	–	6
B777 Series	–	–	–	–	–	–
B787 Series	2	–	3	–	2	–
B737 Series	16	–	24	12	12	8
Total	35	–	61	13	18	14

Notes: 1. As at 30 June 2019, according to confirmed orders, the Group planned to introduce 5 aircraft and retire 29 aircraft in 2022 and future years.

2. The B737 series aircraft planned to be introduced by the Group in the second half of 2019 include 10 B737MAX8 aircraft, and the B737 series aircraft planned to be introduced by the Group in 2020 include 24 B737MAX8 aircraft.

3. The abovementioned models, quantity and timing for the future introduction and retirement of aircraft of the Group will be subject to adjustment based on market conditions and flight capacity allocation of the Group.

Significant Events

1. Share Capital

	Total number of shares	Approximate percentage in shareholding (%)
I A shares	9,808,485,682	67.80
1. Listed shares with trading moratorium	–	–
2. Listed shares without trading moratorium	9,808,485,682	67.80
II H shares	4,659,100,000	32.20
III Total number of shares	14,467,585,682	100.00

Notes:

(1) As at 30 June 2019, all A shares of the Company were listed shares without trading moratorium. The total number of H shares of the Company was 4,659,100,000 shares, and the total number of shares of the Company was 14,467,585,682 shares.

(2) As at the date of this announcement, the Company's Non-public Issuance of H Shares and A Shares have completed. The total number of H Shares of the Company is 5,176,777,777 shares, the total number of A Shares of the Company is 11,202,731,426 shares and the total number of shares of the Company is 16,379,509,203 shares.

73

Management Discussion and Analysis 2. Total Number of Shareholders    As at 30 June 2019, the total number of registered shareholders of the Company was 217,959.    3. Non-public    Issuance    of    A    Shares    and Non-public Issuance of H Shares    The application for the non-public issuance of A shares by the Company received the approval from the CSRC on 14 June 2019, and the application for the non-public issuance of H shares by the Company received the approval from the CSRC on 1 August 2019. On 21 August 2019, the Company determined the issue price for the Non-public Issuance of H Shares and the non-public issuance of A shares of the Company as being HK$4.29 per H share and RMB5.35 per A share, respectively. On 29 August 2019, the Company completed the Non-public Issuance of H Shares. On 3 September 2019, the Company completed the non- public issuance of A shares. For details, please refer to the    announcements of the Company published on the website of the Hong Kong Stock Exchange on 14 June, 1 August,     21 August, 29 August and 3 September 2019.    4. Substantial Shareholders    So far as the Directors are aware, each of the following persons, not being a Director, chief executive, Supervisor or member of senior management, had, as at 30 June 2019, an interest and/or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise, as at 30 June 2019, interested in 5% or more of any class of the then issued share capital of the Company, or was otherwise, as at    30 June 2019, a substantial shareholder (as defined in the Listing Rules) of the Company:    As at 30 June 2019 Approximate Approximate Approximate percentage of percentage of percentage of     shareholding in shareholding in shareholding in the Company’s the Company’s the Company’s Number of total issued total issued total issued Name of Shareholders Type of shares shares held share capital A shares H shares    CEA Holding (Note 1) A shares 5,530,240,000 38.23% 56.38% — CEA Holding (Note 2) H shares 2,626,240,000 18.15% — 56.37% HKSCC Nominees Limited H shares 4,184,063,178 28.92% — 89.80% (Note 3) China National Aviation Fuel Group A shares 502,767,895 3.48% 5.13% — Limited    Delta (Note 4) H shares 465,910,000 3.22% — 10.00%    74 China Eastern Airlines Corporation Limited 2019 Interim Report

Management Discussion and Analysis     Notes:    Based on the information available to the Directors as at 30 June 2019 (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as they are aware of, as at 30 June 2019:    1.                Among such A shares, 5,072,922,927 A shares (representing approximately 51.71% of the Company’s then total issued A shares) were held by CEA Holding in the capacity of beneficial owner; and 457,317,073 A shares (representing approximately 3.16% of the Company’s then total issued A shares) were held by CES Finance in the capacity of beneficial owner. CES Finance was entirely held by CEA Holding.    2. Such H shares were held by CES Global in the capacity of beneficial owner, and CES Global was 100% held by CEA Holding. As of 30 June 2019, CES Global has pledged 1,450 million H shares of the Company.    3. Among    the    4,184,063,178    H    shares held by    HKSCC Nominees Limited, 2,626,240,000 shares (representing approximately 56.37%    of    the    Company’s    total    issued H shares) were held by CES Global in the capacity of beneficial owner, and CES Global was entirely held by CEA Holding.    4. Such H shares were held by Delta in the capacity of beneficial owner, and represented approximately 10% of the Company’s then total issued H shares.    Save as disclosed above, based on the information available to the Directors and so far as they are aware, as at 30 June 2019, among the 4,184,063,178 H shares held by HKSCC Nominees Limited, no other person had any interest or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be and was disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.    75

Management Discussion and Analysis

5. Shareholdings of Directors, Supervisors and Senior Management

Names, relevant information of and shares of the Company held by the Directors, the Supervisors and members of senior management of the Company as at 30 June 2019 are as follows:

Name	Position	Number of A shares of the Company held — personal interest (Shares)	Capacity in which the A shares were held
Liu Shaoyong	Chairman	—	—
Li Yangmin	Vice Chairman, President	3,960[Note 1]	Beneficial Owner
Tang Bing	Director	—	—
Lin Wanli	Independent non-executive Director		
Li Ruoshan	Independent non-executive Director	—	—
Ma Weihua	Independent non-executive Director	—	—
Shao Ruiqing	Independent non-executive Director	—	—
Cai Hongping	Independent non-executive Director	—	—
Yuan Jun	Employee representative Director	—	—
Xi Sheng	Chairman of the Supervisory Committee	—	—
Gao Feng	Employee representative Supervisor		
Li Jinde	Shareholder representative Supervisor		
Tian Liuwen	Vice President	—	—
Wu Yongliang	Vice President, Chief Financial Officer	3,696[Note 2]	Beneficial Owner
Feng Liang	Vice President	—	—
Feng Dehua	Vice President	—	—
Jiang Jiang	Vice President	—	—
Wang Jian	Board Secretary, Company Secretary and authorized representative	—	—
Total	/	7,656	0

Notes:

1. representing approximately 0.000027% of the Company's total issued shares as at 30 June 2019.

2. representing approximately 0.000027% of the Company's total issued shares as at 30 June 2019.

Save as disclosed above, as at 30 June 2019, none of the Directors, chief executive, Supervisors or members of senior management of the Company and their associates had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the SFO (including any interest or short position which were taken or deemed to have under such provisions of the SFO), or recorded in the register required to be kept by the Company pursuant to section 352 of the SFO, or notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code as set out in the Appendix 10 to the Listing Rules.

76 China Eastern Airlines Corporation Limited | 2019 Interim Report

Management Discussion and Analysis    6. Dividends    The Board did not recommend the payment of an interim dividend for the half year ended 30 June 2019.    7.    Purchase, Sale or Redemption of Securities    During the six months ended 30 June 2019, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities (“securities”, having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules).    8. Material Litigation    During the six months ended 30 June 2019, the Group was not involved in any material litigation, arbitration or claim.    9. Corporate Governance    The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance adopted by the Group, and is of the view that the Group’s corporate governance practices during the six months ended 30 June 2019 met the requirements under the code provisions in the Code.    Pursuant to the latest regulations promulgated by the CSRC, the Shanghai Stock Exchange and the Hong Kong Stock Exchange and in line with the Company’s development needs, the Company comprehensively reviewed the relevant regulations regarding the Board and securities affairs, revised the Articles, rules for procedures for general meetings, rules for meetings of the Supervisory Committee, detailed working rules for the Audit and Risk Management Committee, detailed working rules for the Nominations and Remuneration Committee, detailed working rules for the Planning and Development Committee and detailed working rules for the Aviation Safety and Environment Committee etc., to effectively safeguard the standardised operation of the Company.    To    further strengthen the    awareness of    compliance among the directors, supervisors and senior management of the Company, and to enhance their understanding and application of the relevant rules, the Company has comprehensively reviewed and implemented written monitoring rules for the operation of listed companies promulgated by regulatory bodies including the CSRC, the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, as well as the latest development of the relevant laws, rules and regulations regarding the duties and responsibilities of directors, supervisors and senior management of a listed company, and arranged training and learning sessions.    During the year ended 30 June 2019, the Company has adopted the Model Code as the securities transactions code for the Directors. Having made specific enquiries to all the Directors, it is the Company’s understanding that the Directors have complied with the requirements as set forth in the Model Code regarding Directors’ securities transactions.    10.    Audit and Risk Management Committee    The Audit and Risk Management Committee has reviewed with the management of the Company the accounting principles and methods adopted by the Group, and has discussed with the Board the internal controls and financial reporting issues, including a review of the consolidated results for the six months ended 30 June 2019 prepared in accordance with IFRS.    The Audit and Risk Management Committee has no disagreement with the accounting principles and methods adopted by the Company.    77

Management Discussion and Analysis 11.    Changes in Personnel     Cessation     Name Date of Cessation Reason for Change Position    Ma Xulun 1 February 2019 Work arrangement Vice chairman, director, president, chairman and member of the Planning and Development Committee of the Board, chairman and member of the Aviation Safety and Environment Committee of the Board Guo Junxiu 15 February 2019 Work arrangement Chief legal adviser Tang Bing 15 March 2019 Work arrangement Vice president     Appointment     Name Date of Appointment Reason for Change Position    Li Yangmin 15 March 2019 Appointed by the Board President    22 May 2019 Elected at the general meeting Director    22 May 2019 Appointed by the Board Vice chairman, chairman and member of the Aviation Safety and Environment Committee of the Board Tang Bing 22 May 2019 Elected at the general meeting Director    22 May 2019 Appointed by the Board Chairman and member of the Planning and Development Committee of the Board For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on    1 February, 15 February, 15 March and 22 May 2019.    78 China Eastern Airlines Corporation Limited 2019 Interim Report

Management Discussion and Analysis

12. Change of Particulars of Directors or Supervisors under Rule 13.51B(1) of the Listing Rules

Name	Name of shareholders or other entities	Position(s) held	Date of appointment	Date of cessation
Li Yangmin	CEA Holding	Deputy general manager	August 2016	February 2019
		Director, general manager	February 2019	
	Central State-owned Enterprises Poverty Regional Industrial Investment Fund Co., Ltd.	Supervisor	April 2019	August 2019
Tang Bing	CEA Holding	Deputy general manager	December 2016	February 2019
		Director	February 2019	
	Sichuan Airlines Co., Ltd.	Vice chairman	August 2010	August 2019
	Eastern (Shantou) Economic Development Co., Ltd.	Chairman	February 2012	August 2019
	Air France-KLM	Director	October 2017	July 2019
	Shanghai Eastern Airlines Investment Co., Limited	Chairman	January 2018	July 2019
Li Ruoshan	Jiangsu Zhongnan Construction Group Co., Ltd.	Director	May 2015	May 2019
	Shanghai No.1 Pharmacy Co., Ltd.	Independent director	June 2019	
Shao Ruiqing	Shanghai Carthane Co., Ltd.	Independent director	August 2016	August 2019
	Shanghai International Port (Group) Co., Ltd.	Independent director	July 2019	
Cai Hongping	China Oceanwide Holdings Limited	Independent non-executive director	November 2014	May 2019
	China Minmetals Corporation	External director	December 2015	July 2019
	Shanghai Pudong Development Bank Co., Ltd.	Independent director	April 2019	
Yuan Jun	Eastern Airlines Industry Investment	Director	November 2016	January 2019

79

Management Discussion and Analysis

Name	Name of shareholders or other entities	Position(s) held	Date of appointment	Date of cessation
Xi Sheng	China Eastern Air Catering Investment Co., Limited	Chairman of the supervisory committee	March 2010	August 2019
	Eastern Aviation Import & Export Co., Ltd.	Chairman of the supervisory committee	March 2010	June 2019
	Shanghai Eastern Airlines Investment Co., Limited	Supervisor	March 2010	July 2019
	CES Finance	Supervisor	April 2010	June 2019
	Eastern Airlines Industry Investment	Chairman	November 2016	February 2019
	Eastern Airlines Industry Investment (Hong Kong) Company Limited	Chairman	July 2017	April 2019
	China Air Express Co., Ltd.	Vice chairman	March 2018	July 2019
	Shanghai Shine-link International Logistics Co., Ltd.	Director	March 2018	July 2019
Li Jinde	CEA Holding	Head of strategic development division	December 2017	April 2019
	China Eastern Air Catering Investment Co., Limited	Director	January 2018	August 2019
	CEA Development Co., Limited	Director	January 2018	August 2019
	CES Finance	Director	January 2018	June 2019
	Eastern Airlines Industry Investment	Director	January 2018	June 2019
	Shanghai Eastern Airlines Investment Co., Limited	Director	January 2018	July 2019
	CES International Financial Leasing Corporation Limited	Chairman	March 2019	
Wu Yongliang	Shanghai Airlines Tours International (Group) Co., Ltd.	Executive director	January 2013	May 2019
	Sichuan Airlines Co., Ltd.	Vice chairman	August 2019	
Feng Liang	Eastern (Shantou) Economic Development Co., Ltd.	Chairman	August 2019	

80 China Eastern Airlines Corporation Limited | 2019 Interim Report

Management Discussion and Analysis Name of shareholders or Date of Date of Name other entities Position(s) held appointment cessation    Feng Dehua CEA Holding Deputy head of party September 2014 January 2019 disciplinary inspection group     China Eastern Airlines Wuhan Chairman April 2018 May 2019 Limited    Jiang Jiang China Eastern Airlines Wuhan Chairman May 2019 Limited    Wang Jian Eastern Airlines Industry Director, general manager November 2016 February 2019 Investment Eastern Airlines Industry Chairman February 2019 Investment Eastern Airlines Industry Director, general manager July 2017 April 2019 Investment (Hong Kong) Company Limited Eastern Airlines Industry Chairman April 2019 Investment (Hong Kong) Company Limited     Air France-KLM Director July 2019    Ma Xulun CEA Holding Director, general manager, December 2016 January 2019 deputy secretary of party committee    81

Management Discussion and Analysis 13.    Provision of guarantees Unit: RMB thousand    Guarantees provided by the Company and its subsidiaries for subsidiaries    Total amount of guarantees provided for subsidiaries during the Reporting Period 0.00 Total amount of guarantees for subsidiaries outstanding at the end of the Reporting Period 4,740,250.00    Total amount of guarantees of the Company (including those provided for subsidiaries)    Total amount of guarantees 4,740,250.00 Total amount of guarantees as a percentage of the Company’s net assets (%) 7.97% Including: Guarantees provided for shareholders, de facto controllers and related parties — Amount of debt guarantees provided directly or indirectly for companies with debt ratio of over 70% 4,740,250.00 The amount of guarantees in excess of 50% of the net assets —    Total amount of the above three guarantee items 4,740,250.00    Notes:    1. The debt guarantees provided by the Company directly or indirectly for companies with debt ratio of over 70% as described above amounted to RMB4.740 billion and were provided by the Company to Eastern Air Overseas, its wholly-owned subsidiary, which serves as an overseas financing platform of the Company. The amount of guarantees is within the mandate limit granted at the general meeting.    2. On 18 January 2019, it was considered and approved at    guarantee in the total amount of up to RMB1,000 million to China United Airlines, Shanghai Eastern Flight Training Co.,    Limited, Business Airlines, China Eastern Airlines    the 2019 first regular meeting of the Board of the Company that the Company shall provide, within the period from the effective date of the Board resolution to 31 December 2019,    82 China Eastern Airlines Corporation Limited 2019 Interim Report

Management Discussion and Analysis    Technology Co., Limited, and their respective wholly-owned subsidiaries, and that Shanghai Airlines Tours, a wholly- owned controlled subsidiary of the Company, shall provide guarantee in the total amount of up to RMB10 million to Shanghai Dongmei Air Travel Co., Ltd., its wholly-owned subsidiary. The period of guarantee shall be the same as the period of the obligations of the respective guaranteed parties and shall not exceed 10 years. For details, please refer to the announcement of the Company published on China Securities Journal, Shanghai Securities News, Securities Daily and the website of the Shanghai Stock Exchange on    19 January 2019.    14.    Miscellaneous     The Company makes reference to the following:    (1) On 18 January 2019, the Board considered and approved that the Company shall provide, within the period from the effective date of the resolution of the Board to 31 December 2019, guarantee in the total amount of up to RMB1 billion to four wholly- owned subsidiaries namely China United Airlines, Shanghai Eastern Flight Training Co., Ltd., Business Airlines and China Eastern Airlines Technology Co., Ltd., or their respective wholly-owned subsidiaries; and agreed that Shanghai Airlines Tours International (Group) Co., Ltd. shall provide guarantee in a total amount of RMB10 million to Shanghai Dongmei Air Travel Co., Ltd., its wholly-owned subsidiary, the period of which shall be the same as the period of the subject obligations of the respective guaranteed parties and shall not exceed 10 years. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 18 January 2019.    (2) On 21 February 2019, the Company transferred the purchase rights of two B737-800 aircraft to CES    International Financial Leasing Corporation Limited and leased the two aircraft under operating leases. On 12 April 2019, the Company transferred the purchase rights of three B737-800 aircraft to CES International Financial Leasing Corporation Limited and leased the three aircraft under operating leases.    83

Management Discussion and Analysis For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 21 February and     12 April 2019.    (3) On 20 August 2019, the Company completed the public-issued corporate bonds with an aggregate amount of RMB3 billion, coupon rate of 3.60% and bond term of five years to qualified investors. Such public-issued corporate bonds were listed on the Shanghai Stock Exchange on 28 August 2019.    For details, please refer to the announcements of    the Company published on    the website of the Hong Kong Stock Exchange on 15 August,     19 August, 21 August and 27 August 2019.    (4) On 30 August 2019, the Board considered and approved the “resolution for the amendment of certain provisions of rules and regulations of the Company such as the articles of association” to amend the Articles, rules for procedures for general meetings, detailed working rules for the Audit and Risk Management Committee, detailed working rules for the Nominations and Remuneration Committee, detailed working rules for the Planning and Development Committee and detailed working rules for the Aviation Safety and Environment Committee.    On the same date, the supervisory committee of the Company considered and approved the resolution for the amendment of the rules for meetings of the supervisory committee to    amend the rules for meetings of the supervisory committee of the Company. The resolutions regarding amendments to the certain provisions of the Articles, rules for procedures for general meetings and rules for meetings of the supervisory committee are still subject to consideration at the general meeting of the Company. For details, please refer to the announcement of the Company published on the    website of the Hong Kong Stock Exchange on     30 August 2019.    (5) On    30    August    2019,    the    Board    considered and approved the resolution in relation to    the daily connected transactions for 2020-2022 to approve the continuing connected transactions, including financial services, import and export services, catering supply and other services, flight complementary services, property leasing and construction and management agency services, advertising agency services, aircraft finance lease services, aircraft and engines operating lease services, freight logistics support services, bellyhold space contractual operation services, Air France- KLM aviation transportation cooperation and support services, aviation information technology services and aviation supplies maintenance services, and the caps for the transactions for 2020–2022, between the Company and its connected parties. The aforementioned continuing connected transactions are still subject to consideration at the general meeting of the Company. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on    30 August 2019.    84 China Eastern Airlines Corporation Limited 2019 Interim Report

Management Discussion and Analysis

(6) The estimated transaction caps for the continuing connected transactions, which were considered and approved by the Board and at the general meetings of the Company, and their actual amounts incurred up to 30 June 2019, are set out as follows:

Unit: RMB thousand

Approved category	Actual amount incurred up to 30 June 2019	2019 estimated transaction caps
Financial services (balance)		
— balance of deposit	245,317	13,000,000
— balance of loans	556,409	13,000,000
Import and export services	93,836	570,000
Catering supply services	756,449	1,900,000
Flight support services	157,043	810,000
Property leasing	17,135	90,000
Advertising agency services	10,182	85,000
Aircraft finance lease services (note 1)	7,813,566	USD2,616 million or equivalent RMB
Aircraft operating lease services (note 2)	19,645	1,400,000
Aircraft operating lease services (note 3)	718,742	8,000,000
Freight logistics support services (the Company provides services to Eastern Logistics)	68,358	470,000
Cargo terminal business support services (Eastern Logistics provides services to the Company)	281,493	750,000
Bellyhold space contractual operation		
— contractual fee received	1,741,280	4,000,000
— operation cost paid	139,302	353,000
AIR FRANCE-KLM aviation transportation cooperation and support services (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)		
— amount received	304,422	1,230,000
— amount paid	246,894	1,200,000
Aviation information technology services (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	361,274	1,155,000
Aviation supplies maintenance services (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	66,159	530,000

Note 1: The actual amount incurred in the first half of 2019 represents the total lease amount (principal and interest) plus service charge for the new finance lease aircraft in the first half of 2019;

Note 2: The actual amount incurred in the first half of 2019 represents the lease amount paid during in the first half of 2019 for the operating lease aircraft;

Note 3: The actual amount incurred in the first half of 2019 represents the total lease amount of all lease terms for the new operating lease aircraft and engines in the first half of 2019.

85